



]0, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

November 4, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
NOV 07 2005
WASH, D.C.
185
SECTION

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Annual Information Form – French Version

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

FILE NO. 82-34876.


TRILOGY
ENERGY TRUST

NOTICE ANNUELLE INITIALE

Le 27 septembre 2005

TABLE DES MATIÈRES

Page

HISTORIQUE

Trilogy est une fiducie de placement à capital variable non constitué en personne morale créée en vertu des lois de l'Alberta à la suite de l'apport partiel par Paramount de certains de ses actifs réalisé le 1er avril 2005 (l' « apport partiel de la Fiducie »). Aux termes de l'apport partiel de la Fiducie, chaque porteur d'actions ordinaires de Paramount a reçu une nouvelle action ordinaire de Paramount et une part de fiducie pour chaque action ordinaire qu'il détenait auparavant. L'apport partiel de la Fiducie a été réalisé au moyen de plusieurs opérations, dont un arrangement aux termes de la loi de l'Alberta intitulée *Business Corporations Act* entre Paramount et ses actionnaires et ses détenteurs d'options. Grâce à ces opérations, Trilogy (i) est devenue propriétaire indirect de certains actifs liés au pétrole et au gaz situés dans les régions de Kaybob et de Marten Creek en Alberta, qui appartenaient auparavant à Paramount, (ii) a émis 79 133 395 parts de fiducie et (iii) a versé à Paramount une contrepartie en espèces d'environ 220 millions de dollars et pris en charge une dette de Paramount de 15 millions de dollars. Paramount a conservé 19 % des parts de fiducie émises, et les actionnaires de Paramount ont reçu le restant, soit 81 % des parts de fiducie émises. Trilogy est devenue émetteur assujetti dans certaines provinces du Canada au moment de la réalisation de l'apport partiel de la Fiducie et ses parts de fiducie en circulation ont été inscrites à la cote de la Bourse de Toronto et y affichées aux fins de négociation le 6 avril 2005. Paramount est demeurée une société pétrolière et gazière indépendante distincte cotée en bourse.

Trilogy a été créée le 25 février 2005 aux fins de l'apport partiel de la Fiducie. Tous les renseignements concernant les actifs de Trilogy figurant dans la présente notice annuelle antérieurs au 1er avril 2005 sont des renseignements relatifs à ces actifs lorsqu'ils étaient la propriété de Paramount ou de sociétés de personnes ou d'entités de qui Paramount a acquis les actifs.

Paramount est toujours propriétaire de 19 % des parts de fiducie en circulation et participe à la gestion de Trilogy au moyen d'une convention de services. Puisque Paramount a pris l'initiative de fonder et d'organiser Trilogy, elle peut être considérée comme le promoteur de Trilogy aux fins des lois sur les valeurs mobilières.

NOTE CONCERNANT LES ÉNONCÉS PROSPECTIFS

La présente notice annuelle contient des énoncés prospectifs. Les énoncés prospectifs sont généralement signalés par des mots tels que « prévoir », « croire », « estimer », « s'attendre à », « avoir l'intention de » et autres expressions similaires qui indiquent des déclarations ou des résultats futurs au sujet d'une perspective. Les énoncés prospectifs figurant dans la présente notice annuelle comprennent notamment des déclarations ayant trait à ce qui suit : dépenses en immobilisations, objectifs et stratégie commerciaux, estimations des réserves, bénéfice net, niveaux de production, plans d'exploration, plans de mise en valeur, plans d'acquisition et d'aliénation et le moment de leur réalisation, distributions sur les parts de fiducie par la Fiducie et rentrées de fonds devant être conservées par la société en commandite.

Les lecteurs sont priés de ne pas se fier indûment aux énoncés prospectifs, car rien ne garantit que les projets, intentions ou attentes sur lesquels ils reposent se réaliseront. Par leur nature, les énoncés prospectifs comportent un certain nombre d'hypothèses et de risques et d'incertitudes connus et inconnus, tant généraux que particuliers, qui font en sorte qu'il est possible que les prévisions, projections ou autres éléments prévus par les énoncés prospectifs ne se réalisent pas. Même si Trilogy croit que les attentes que représentent les énoncés prospectifs sont raisonnables, rien ne garantit que ceux-ci s'avèreront exacts. Certains risques et d'autres facteurs qui pourraient faire en sorte que les résultats varient considérablement de ceux exprimés dans les énoncés prospectifs figurant dans la présente notice annuelle comprennent notamment les éléments suivants : la volatilité du prix du pétrole et du gaz naturel, la fluctuation des taux d'intérêt et de change, l'offre et la demande des produits, la concurrence sur le marché, les risques inhérents aux activités de Trilogy, les risques inhérents au mode de commercialisation actuel et prévu de Trilogy à l'égard de sa production, y compris le risque de crédit, l'approximation de l'estimation des réserves et de l'estimation des quantités récupérables de pétrole, de gaz naturel et de liquides à partir de gisements et d'autres sources, qui ne sont pas actuellement classées comme réserves prouvées, la capacité de Trilogy de remplacer et d'accroître ses réserves de pétrole et de gaz naturel, la capacité de Trilogy de générer suffisamment de flux de trésorerie liés aux activités pour satisfaire ses obligations actuelles et futures, la capacité de Trilogy d'obtenir des capitaux propres et des capitaux d'emprunt auprès de sources externes, la conjoncture économique générale, la capacité de Trilogy de conclure de nouveaux baux et de les renouveler, la capacité de Trilogy d'effectuer des dépenses en immobilisations ainsi que le montant de ces dépenses, l'approximation de l'estimation du temps, des frais et des niveaux de production et de forage, les résultats d'exploration, de mise en valeur et de forage, l'approximation de l'estimation de la capacité de production future, la capacité de Trilogy d'obtenir un transport adéquat pour ses produits, l'incertitude liée au montant des redevances et au moment où celles-ci sont versées, l'approximation de l'estimation des ventes de produits, des comptes, des abris fiscaux et des déductions fiscales ouvertes à Trilogy et les modifications des règlements et des lois en matière d'impôt applicables à Trilogy, les changements apportés aux règlements sur l'environnement et autres règlements et leur interprétation, les risques

associés aux poursuites judiciaires actuelles ou éventuelles futures intentées contre Trilogy et aux mesures de réglementation prises à l'encontre de Trilogy, la difficulté à obtenir les approbations réglementaires nécessaires et autres risques et incertitudes décrits de temps à autre dans les rapports et documents de Trilogy déposés auprès des autorités canadiennes en valeurs mobilières. Les déclarations concernant les « réserves » sont réputées des énoncés prospectifs, car elles supposent une évaluation implicite, reposant sur certaines estimations et hypothèses, suivant laquelle les réserves décrites existent dans les quantités prévues ou estimées et peuvent être exploitées de façon économique dans le futur. Les lecteurs sont priés de noter que la liste des facteurs importants susmentionnée n'est pas exhaustive. Les énoncés prospectifs contenus dans la présente notice annuelle sont établis à la date des présentes et Trilogy n'est nullement tenue de les mettre à jour ou de les réviser publiquement, par suite de nouveaux renseignements, d'évènements futurs ou autres, sauf dans la mesure requise par les lois sur les valeurs mobilières applicables. Les énoncés prospectifs figurant dans la présente notice annuelle doivent être lus expressément sous réserve de la présente mise en garde.

MESURES NON DÉFINIES PAR LES PCGR

Dans la présente notice annuelle, la Fiducie utilise les expressions « flux de trésorerie de Trilogy Energy Trust » et « encaisse distribuable » pour désigner le montant des liquidités pouvant être distribué aux porteurs de parts et pour indiquer le rendement financier. Les « flux de trésorerie de Trilogy Energy Trust » et l'« encaisse distribuable » ne sont pas des mesures reconnues selon les principes comptables généralement reconnus du Canada (« PCGR ») et n'ont pas de signification normalisée aux termes des PCGR. Par conséquent, les « flux de trésorerie de Trilogy Energy Trust » et l'« encaisse distribuable » peuvent ne pas être comparables à des mesures similaires présentées par d'autres émetteurs, et les épargnants sont avertis du fait que les « flux de trésorerie de Trilogy Energy Trust » et l'« encaisse distribuable » ne doivent pas être considérés comme un substitut au bénéfice net, aux flux de trésorerie liés aux activités d'exploitation ou à d'autres mesures du rendement financier calculées selon les PCGR. **Le montant réel des liquidités qui sont distribuées ne peut être prévu et les distributions futures pourraient varier.** La Fiducie utilise ces expressions à titre d'indication du rendement financier puisqu'elles sont communément utilisées par les épargnants pour évaluer les fiducies de redevance et les fonds de revenu du secteur pétrolier et gazier. La Fiducie estime que ces expressions constituent une mesure supplémentaire utile, étant donné qu'elles indiquent aux épargnants les liquidités que la Fiducie peut distribuer aux porteurs de parts au cours de ces périodes.

AUTRES RENSEIGNEMENTS PRÉLIMINAIRES

La présente notice annuelle contient des renseignements exprimés en « bep » (baril d'équivalent pétrole), en « kbep » (millier de barils d'équivalent pétrole), en « bep/j » (baril d'équivalent pétrole par jour), en « Mpi^{3}e « (million de pieds cubes d'équivalent), en « Mpi^{3}e/j » (million de pieds cubes d'équivalent par jour) et en « Gpi^{3}e » (milliard de pieds cubes d'équivalent). Tous les volumes d'équivalence entre le pétrole et le gaz ont été établis selon un ratio de six kpi^3 (millier de pieds cubes) de gaz naturel pour un b (baril) de pétrole. Les mesures d'équivalence peuvent être trompeuses, particulièrement si elles sont utilisées seules. Un ratio de conversion de six mille pieds cubes de gaz naturel pour un baril de pétrole utilise un mode de conversion d'équivalence énergétique applicable principalement au bec du brûleur et ne représente pas une valeur équivalente à la tête du puits.

Sauf indication contraire, tous les montants en dollars sont exprimés en dollars canadiens et toutes les mentions de « dollars » ou de « $ » renvoient à des dollars canadiens et toutes les mentions de « $ US » renvoient à des dollars américains.

Sauf indication contraire, les renseignements figurant dans la présente notice annuelle sont présentés à la date de celle-ci.

GLOSSAIRE

Le texte suivant est un glossaire de certaines expressions et de certains termes utilisés dans la présente notice annuelle.

« **acte de fiducie** » désigne l'acte de fiducie daté du 25 février 2005, dans sa version modifiée et mise à jour le 1er avril 2005, conclu entre la Société de fiducie Computershare du Canada, constituant de la Fiducie et du commandité, aux termes duquel la Fiducie a été établie, tel que cet acte peut être modifié de temps à autre;

« **acte relatif aux billets de Holding Trust** » désigne l'acte relatif aux billets daté du 25 février 2005, conclu entre Holding Trust et la Société de fiducie Computershare du Canada, en qualité de fiduciaire, relativement à l'émission des billets de Holding Trust;

« **actifs liés à l'apport partiel** » désigne les propriétés et les actifs liés au pétrole et au gaz qui sont devenus la propriété indirecte de la Fiducie à la suite de l'apport partiel de la Fiducie;

« **apport partiel de la Fiducie** » a le sens qui est attribué à cette expression à la rubrique « Historique » de la présente notice annuelle;

« **administrateur** » désigne le commandité en sa qualité d'administrateur aux termes de la convention d'administration;

« **billets de Holding Trust** » désigne les billets à ordre non garantis émis par Holding Trust de temps à autre, conformément à l'acte relatif aux billets de Holding Trust, comme série 1, série 2 ou série 3;

« **billets de série 1** » désigne les billets à demande subordonnés non garantis de série 1 de Holding Trust émis ou pouvant être émis aux termes de l'acte relatif aux billets de Holding Trust;

« **commandité** » désigne Trilogy Energy Ltd., société constituée en vertu de la loi de l'Alberta intitulée *Business Corporations Act*, qui est une filiale en propriété exclusive directe de la Fiducie, commandité de la société en commandite et administrateur de la Fiducie et de Holding Trust;

« **convention d'administration** » désigne la convention d'administration datée du 25 février 2005 conclue entre le commandité, le fiduciaire pour la Fiducie et en son nom, et le fiduciaire de Holding Trust pour Holding Trust et en son nom;

« **convention de services** » désigne la convention de services datée du 1er avril 2005 conclue entre Paramount Resources et le commandité aux termes de laquelle Paramount Resources fournit des services administratifs et certains services d'exploitation au commandité;

« **convention de société en commandite** » désigne la convention de société en commandite modifiée et mise à jour datée du 1er avril 2005, conclue entre Paramount, 1136980 Alberta Ltd. et 1161109 Alberta Ltd., à titre de commandités initiaux, et 1161109 Alberta Ltd., à titre de commanditaire initial;

« **convention relative à la participation au revenu net** » désigne la convention relative à la participation au revenu net en date du 1er avril 2005, conclue entre Holding Trust et la société en commandite;

« **date de clôture des registres pour les distributions** » désigne le dernier jour de chaque période de distribution ou toute autre date que l'administrateur peut déterminer à l'occasion, au nom du fiduciaire, ou si ce jour n'est pas un jour ouvrable, le jour ouvrable suivant; toutefois, le 31 décembre est dans tous les cas une date de clôture des registres pour les distributions;

« **date de versement des distributions** » désigne vers le quinzième jour suivant la fin de la période de distribution ou toute autre date que l'administrateur détermine à l'occasion, au nom du fiduciaire;

« **déclaration de fiducie de Holding Trust** » désigne la déclaration de fiducie datée du 25 février 2005, dans sa version modifiée et mise à jour le 1er avril 2005, conclue entre La Société Canada Trust, en qualité de fiduciaire, et la Fiducie aux termes de laquelle Holding Trust a été établie, tel que cet acte peut être modifié de temps à autre;

« **droits de vote spéciaux** » désigne les droits de vote spéciaux de la Fiducie, émis aux termes de l'acte de fiducie et autorisant leurs porteurs à assister aux assemblées des porteurs de parts et leur accordant le nombre de droits de vote prescrits par les administrateurs au moment de l'émission;

« **encaisse distribuable** » désigne toutes les sommes disponibles aux fins de distribution au cours de la période applicable aux porteurs de parts de fiducie;

« **fiduciaire** » désigne la Société de fiducie Computershare du Canada, fiduciaire de la Fiducie;

« **fiduciaire de Holding Trust** » désigne La Société Canada Trust, fiduciaire de Holding Trust;

« **filiale** » désigne, relativement à toute personne, une personne morale, une société de personnes, une coentreprise, une association ou autre entité dont plus de 50 % du total des droits de vote afférents aux actions ou aux parts représentant un droit de propriété ou une participation véritable et pouvant être exercés pour élire les administrateurs (ou les membres d'un corps administratif comparable) sont détenus ou contrôlés, directement ou indirectement, par une telle personne;

« **flux de trésorerie de Trilogy Energy Trust** » désigne à l'égard d'une période de distribution : (i) tous les montants en espèces que Trilogy Energy Trust reçoit à l'égard de la période de distribution, y compris, entre autres, les intérêts, les dividendes, les distributions, le produit provenant de l'aliénation de titres, les remboursements de capital et les remboursements de la dette; plus (ii) le produit de toute émission de parts de fiducie ou d'autres titres de Trilogy Energy Trust, déduction faite des frais de placement et, s'il y a lieu, l'utilisation du produit de cette émission pour le but auquel il est destiné; moins le total des sommes suivantes : (iii) les montants ayant trait au rachat des parts de fiducie que Trilogy Energy Trust doit verser en espèces au cours de la période de distribution

ainsi que les frais et dettes de Trilogy Energy Trust au cours de la période de distribution; et (iv) tout autre montant (y compris les taxes et impôts) qui doit être déduit, retenu ou versé, en vertu de la loi ou de l'acte de fiducie, par Trilogy Energy Trust ou relativement à Trilogy Energy Trust au cours de cette période de distribution;

« **Holding Trust** » désigne Trilogy Holding Trust, fiducie de placement établie en vertu des lois de l'Alberta, dont la totalité des parts sont détenues par la Fiducie;

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada), dans sa version modifiée, y compris le règlement promulgué aux termes de celle-ci;

« **manuel COGE** » désigne le *Canadian Oil and Gas Evaluation Handbook* établi en collaboration avec la Society of Petroleum Evaluation Engineers (Calgary Chapter) et l'Institut canadien des mines, de la métallurgie et du pétrole;

« **non-résident** » désigne une personne qui n'est pas un résident du Canada au sens de la Loi de l'impôt;

« **Paddock Lindstrom** » désigne Paddock Lindstrom & Associates Ltd., conseillers indépendants en pétrole de Calgary, en Alberta;

« **Paramount** » désigne Paramount Resources Ltd. et, lorsque le contexte l'exige, désigne collectivement Paramount et ses sociétés de personnes et ses filiales regroupées;

« **Paramount Resources** » désigne Paramount Resources, société en nom collectif de l'Alberta dont les associés sont Paramount et Summit Resources Limited, filiale en propriété exclusive de Paramount;

« **parts de fiducie** » désigne les parts de fiducie, dont chacune représente une participation véritable indivise égale dans les distributions et, à l'extinction ou à la dissolution de la Fiducie, dans l'actif net de la Fiducie;

« **parts de Holding Trust** » désigne les parts de Holding Trust, dont chacune représente une participation véritable indivise égale dans celle-ci;

« **parts SC** » désigne les parts de la société en commandite désignées comme parts de catégorie B;

« **période de distribution** » désigne chaque mois civil ou toute autre période que l'administrateur peut déterminer à l'occasion, au nom du fiduciaire;

« **porteur de parts** » désigne un porteur de parts de fiducie à l'occasion;

« **porteur de parts de Holding Trust** » désigne un porteur de parts de Holding Trust à l'occasion;

« **PRN** » désigne la participation au revenu net que la société en commandite a accordé à Holding Trust aux termes de la convention relative à la participation au revenu net;

« **propriétés** » désigne les participations directes, les redevances ou autres intérêts détenus à l'occasion dans des droits liés au pétrole et au gaz naturel, des biens corporels et des intérêts divers, y compris les actifs liés à l'apport partiel et les propriétés que la société en commandite peut acquérir à une date ultérieure;

« **rapport Paddock Lindstrom** » désigne l'évaluation technique indépendante faite par Paddock Lindstrom datée du 28 janvier 2005, qui évalue les réserves de pétrole brut, de liquides de gaz naturel et de gaz naturel attribuables aux actifs liés à l'apport partiel en date du 31 décembre 2004;

« **Règlement 51-101** » désigne le Règlement 51-101 sur l'information concernant les activités pétrolières et gazières;

« **réorganisation interne** » désigne une réorganisation des éléments d'actif et de passif directs ou indirects et des titres de la Fiducie, de Holding Trust, du commandité ou de toute autre filiale directe ou indirecte de la Fiducie qui, après la réalisation de la réorganisation, fait en sorte que la Fiducie détient, directement ou indirectement, la même participation dans les éléments d'actif et de passif qu'elle avait avant la réorganisation;

« **résident** » désigne une personne qui est un résident du Canada au sens de la Loi de l'impôt;

« **résolution spéciale** » désigne une résolution adoptée à plus de 66 ⅔ % des voix exprimées, en personne ou par procuration, à une assemblée des porteurs de titres visés à laquelle il y avait quorum, convoquée dans le but d'approuver cette résolution, ou une résolution approuvée par écrit par les porteurs de plus de 66 ⅔ % des droits de vote afférents aux titres visés pouvant être exercés à l'égard d'une telle résolution;

« **société de personnes non canadienne** » désigne une société de personnes autre qu'une « société de personnes canadienne » au sens de la Loi de l'impôt;

« **société en commandite** » désigne Trilogy Energy LP, société en commandite établie en vertu des lois de la province de l'Alberta aux termes de la convention de société en commandite;

« **Trilogy** » ou la « **Fiducie** » désigne Trilogy Energy Trust, fiducie de placement à capital variable non constituée en personne morale établie en vertu des lois de l'Alberta aux termes de l'acte de fiducie et, lorsque le contexte l'exige, désigne collectivement Trilogy Energy Trust, Holding Trust, la société en commandite et le commandité.

STRUCTURE DE LA FIDUCIE

Le schéma suivant représente les relations entre la Fiducie, Holding Trust, la société en commandite et le commandité.



Porteurs de parts
100 %
Trilogy Energy Trust
100 % 1)
100 %
Trilogy Holding Trust
Trilogy Energy Ltd. (commandité)
99 % 2)
1 % 3)
Trilogy Energy LP (société en commandite)
Actifs

Notes :

1) La Fiducie détient aussi tous les billets de série 1.
2) Holding Trust détient aussi la PRN et des billets de la société en commandite.
3) Le commandité détient aussi des billets de la société en commandite.

Trilogy Energy Trust

La Fiducie est une fiducie de placement à capital variable non constituée en personne morale établie par l'acte de fiducie en vertu des lois de l'Alberta. La Fiducie détient ses actifs, qui comprennent des propriétés pétrolières et gazières ainsi que des actifs connexes dans les régions de Kaybob et de Marten Creek en Alberta, par l'entremise de la société en commandite. La Société de fiducie Computershare du Canada est le fiduciaire de la Fiducie aux termes de l'acte de la Fiducie, et le commandité est l'administrateur de la Fiducie aux termes de la convention d'administration. Les bénéficiaires de la Fiducie sont les porteurs de parts. Le siège social et bureau principal de la Fiducie est situé au 4100, 350 – 7th Avenue S.W., Calgary (Alberta) T2P 3N9.

Trilogy Holding Trust

Holding Trust est une fiducie de placement établie par la déclaration de fiducie de Holding Trust en vertu des lois de l'Alberta. La Fiducie détient la totalité des parts de Holding Trust et des billets de série 1 d'un capital d'environ 1,205 milliard de dollars, tandis que Holding Trust détient la totalité de la participation dans la société en commandite ainsi que des billets de la société en commandite. La Société Canada Trust est le fiduciaire de Holding Trust aux termes de la déclaration de fiducie de Holding Trust, et le commandité est l'administrateur de Holding Trust aux termes de la convention d'administration.

Trilogy Energy LP

La société en commandite est une société en commandite établie par la convention de société en commandite en vertu des lois de l'Alberta. Le commandité est le commandité de la société en commandite. Le seul commanditaire de la société en commandite est Holding Trust, qui détient une participation de 99 % dans la société en commandite. Le commandité détient une participation de 1 % dans la société en commandite.

Trilogy Energy Ltd.

Le commandité est une société constituée en vertu de la loi de l'Alberta intitulé *Business Corporations Act* et une filiale en propriété exclusive de la Fiducie. Il détient la totalité de la participation de commandité dans la société en commandite ainsi que des billets de la société en commandite. Le commandité est le commandité de la société en commandite et est aussi chargé de la gestion de la Fiducie et de Holding Trust et prend toutes les décisions importantes relativement à la Fiducie et à Holding Trust aux termes de la convention d'administration. Le commandité a retenu les services de Paramount Resources dans le cadre de la convention de services pour l'aider à fournir des services à la société en commandite en sa qualité de commandité de la société en commandite et à fournir des services d'administration et d'exploitation à la Fiducie et à Holding Trust en sa qualité d'administrateur de la Fiducie et de Holding Trust.

Pour obtenir de plus amples renseignements sur la Fiducie, Holding Trust, la société commandite et le commandité, voir « Renseignements concernant Trilogy Energy Trust, Trilogy Holding Trust, Trilogy Energy LP et Trilogy Energy Ltd. »

DESCRIPTION DES ACTIVITÉS

VUE D'ENSEMBLE

Les propriétés pétrolières et gazières de la Fiducie, qui sont toutes situées dans les régions de Kaybob et de Marten Creek en Alberta, sont principalement constituées de biens exploités à faible déclin et à participation directe élevée, concentrés dans la même région géographique. Ces propriétés offrent de nombreuses occasions de forage de réduction de l'espacement comportant peu de risques et ont facilement accès aux installations de traitement et aux infrastructures exploitées.

La Fiducie verse des distributions en espèces mensuelles aux porteurs de parts au moyen des flux de trésorerie provenant des actifs détenus par la société en commandite. Les flux de trésorerie pouvant être distribués aux porteurs de parts passent de la société en commandite à Holding Trust au moyen de la PRN que la société en commandite a accordée à Holding Trust aux termes de la convention relative à la participation au revenu net. Aux termes de cette convention, la société en commandite verse des paiements à Holding Trust de temps à autre aux moments convenus entre elles (toutefois, au moins deux paiements doivent être faits au cours de chaque année civile relativement à la dernière période de neuf mois de cette année) représentant 99 % de l'ensemble de ses produits d'exploitation tirés des actifs et des propriétés liés aux pétrole et au gaz, moins les déductions autorisées (telles que les frais de production, le coût du service de la dette, les taxes et impôts, les frais administratifs et généraux et les dépenses en immobilisations). Les flux de trésorerie pouvant être distribués peuvent aussi être versés à Holding Trust et au commandité à titre de distributions sur les parts de la société en commandite. Les paiements faits à Holding Trust par la société en commandite aux termes de la convention relative à la participation au revenu net et à titre de distributions sur les parts de la société en commandite passent de Holding Trust à la Fiducie principalement au moyen des distributions en espèces sur les parts de Holding Trust détenues par la Fiducie. Dès que la Fiducie reçoit des rentrées de fonds devant être distribuées, elle les verse aux porteurs de parts au moyen de distributions en espèces mensuelles.

La Fiducie a pour stratégie de procurer aux porteurs de parts un rendement annuel concurrentiel en leur versant des distributions en espèces mensuelles, en maintenant ses actifs à un niveau qui assure la stabilité de la production et en continuant d'étendre ses activités par la valorisation d'occasions de croissance qui lui fourniront des rentrées de fonds stables à long terme et lui permettront d'accroître la valeur des parts pour les porteurs. Le portefeuille de forage de mise en valeur de la Fiducie sera financé principalement au moyen des rentrées de fonds que la société en commandite a conservées. Les acquisitions faites par la Fiducie devraient être financées au moyen d'un emprunt bancaire et de l'émission de parts de fiducie supplémentaires sur le capital autorisé. Les distributions en espèces versées aux porteurs de parts sont faites par la Fiducie au moyen de l'encaisse distribuable.

Le commandité cernera et continuera d'évaluer les occasions d'augmenter les flux de trésorerie liés aux actifs de la société en commandite en maximisant la récupération et la production et en appliquant d'autres méthodes d'exploitation efficaces afin de réduire les frais d'exploitation. Le commandité a aussi identifié d'autres occasions

permettant d'accroître la valeur des actifs de la société en commandite par des activités de mise en valeur comportant peu de risques. La direction du commandité croit que ces occasions permettront à la société en commandite d'atténuer la diminution de la production, d'augmenter ses réserves et d'accroître sa production à des coûts qui sont généralement moins élevés que ceux exigés pour faire des acquisitions.

La Fiducie possède un grand nombre d'avoirs fonciers non mis en valeur, comprenant environ 490 483 acres (448 403 acres nets) de terrains non mis en valeur au 31 décembre 2004, qui sont situés à proximité de ses propriétés exploitées.

PROPRIÉTÉS IMPORTANTES

Le texte qui suit est un sommaire des principales propriétés exploitées de Trilogy.

Paddock Lindstrom a évalué les réserves de pétrole brut et de gaz naturel au 31 décembre 2004 attribuables aux actifs liés à l'apport partiel et a présenté son évaluation dans le rapport Paddock Lindstrom. Tous les renseignements sur les réserves figurant dans la description des principales propriétés exploitées de Trilogy décrites ci-après sont présentés en date du 31 décembre 2004 et proviennent du rapport Paddock Lindstrom. L'estimation des réserves de chacune des propriétés peut ne pas refléter le même niveau de certitude que l'estimation des réserves de l'ensemble des propriétés, en raison de l'effet de regroupement. Les réserves mentionnées dans la description suivante des propriétés ont été établies d'après les prix et coûts prévisionnels utilisés dans le rapport Paddock Lindstrom.

Kaybob (Alberta)

Cette propriété représente environ 86 % de la production tirée des actifs de la Fiducie au 30 juin 2005 et représentait 93 % des réserves prouvées et 93 % des réserves prouvées et probables attribuables aux actifs liés à l'apport partiel au 31 décembre 2004. La société en commandite exploite la plus grande partie de cette région, qui a produit environ 21 500 bep/j au 30 juin 2005, ce qui comprenait environ 99 Mpi^3/j de gaz naturel et 5 000 b/j de pétrole brut et de liquides de gaz naturel. Selon la direction de l'administrateur, cette propriété devrait avoir une capacité de production d'environ 21 667 bep/j, ce qui comprendrait environ 100 Mpi^3/j de gaz naturel et 5 000 b/j de pétrole brut et de liquides de gaz naturel, pour le restant de 2005. Le rapport Paddock Lindstrom a attribué à cette région, au 31 décembre 2004, des réserves prouvées de 41 714 kbep et des réserves prouvées et probables de 60 008 kbep. La région de Kaybob comprenait 727 puits exploités (474,4 puits nets) au 30 juin 2005. Au 31 décembre 2004, les actifs liés à l'apport partiel comprenaient également 356 927 acres (206 588 acres nets) mis en valeur et 373 362 acres (333 203 acres nets) non mis en valeur de terrains dans cette région.

Les puits situés dans cette région produisent principalement à partir des formations Viking, Gething, Montney et Swan Hills dont la profondeur des puits varie de 1 500 à 3 500 mètres. Le commandité croit que cette région renferme d'autres zones prometteuses qui se situeraient dans les formations Spirit River, Belly River et Nordegg.

Une partie de la production de gaz naturel de cette propriété est traitée dans trois usines de gaz naturel exploitées par la société en commandite, dans lesquelles celle-ci détient une participation directe de 75 %. Les usines traitent environ 58 % de la production de gaz naturel de la société en commandite dans cette région. La société en commandite détient également une participation de 65 % dans les trois installations pétrolières exploitées par la Fiducie, qui traitent environ 70 % de la production de condensats et de pétrole de la société en commandite dans cette région.

Marten Creek (Alberta)

Cette propriété représente environ 14 % de la production tirée des actifs de la Fiducie au 30 juin 2005 et représentait 7 % des réserves prouvées et 7 % des réserves prouvées et probables attribuables aux actifs liés à l'apport partiel au 31 décembre 2004. La société en commandite exploite la plus grande partie de cette région, qui a produit environ 3 500 bep/j au 30 juin 2005, ce qui comprenant environ 21 Mpi^3/j de gaz naturel. Selon la direction de l'administrateur, cette propriété devrait renfermer une capacité de production d'environ 3 333 bep/j, comprenant environ 20 Mpi^3/j de gaz naturel pour le restant de 2005. Le rapport Paddock Lindstrom a attribué à cette région, au 31 décembre 2004, des réserves prouvées de 3 008 kbep et des réserves prouvées et probables de 4 246 kbep. Au 30 juin 2005, la région de Marten Creek comprenait 43 puits (43,0 puits nets) exploités. Au 31 décembre 2004, les actifs liés à l'apport partiel comprenaient également 26 880 acres (26 880 acres nets) mis en valeur et 117 120 acres (115 200 acres nets) non mis en valeur de terrains dans cette région.

Les puits situés dans cette région produisent principalement à partir des formations Viking, Clearwater et Wabiskaw dont la profondeur des puits varie de 300 à 500 mètres.

Le principal réseau de collecte et usine de traitement de cette région est exploité par une société de traitement intermédiaire.

INFORMATION CONCERNANT LES RÉSERVES ET AUTRE INFORMATION CONCERNANT LE PÉTROLE ET LE GAZ

Paddock Lindstrom a évalué les réserves de pétrole brut et de gaz naturel au 31 décembre 2004 attribuables aux actifs liés à l'apport partiel et a présenté son évaluation dans le rapport Paddock Lindstrom. Paddock Lindstrom a autorisé la Fiducie et le commandité à utiliser ce rapport, lequel a été initialement rédigé à l'intention de Paramount. L'évaluation faite par Paddock Lindstrom a été établie conformément aux normes du manuel COGE et aux définitions des réserves du Règlement 51-101.

Les tableaux suivants présentent des renseignements sur la quote-part de la participation directe dans les réserves et réserves nettes après redevances et sur les valeurs actualisées attribuables aux actifs liés à l'apport partiel au 31 décembre 2004. Les réserves sont présentées d'après des prix et coûts constants et des prix et coûts prévisionnels. Les totaux des colonnes des tableaux suivants peuvent ne pas être exacts parce que les chiffres ont été arrondis.

Toutes les évaluations des flux de trésorerie nets futurs sont présentées avant la provision au titre des intérêts débiteurs ou des frais administratifs et généraux et après déduction des dépenses en immobilisations estimatives futures à l'égard des puits auxquels des réserves ont été attribuées. On ne doit pas présumer que les flux de trésorerie nets futurs estimatifs présentés ci-après sont représentatifs de la juste valeur au marché des actifs liés à l'apport partiel. Rien ne garantit que les hypothèses de prix et de coûts se confirmeront, et les écarts peuvent être importants. Les estimations des réserves et de la récupération de pétrole brut, de liquides de gaz naturel et de gaz naturel indiquées aux présentes ne sont que des estimations et rien ne garantit que les réserves estimatives seront récupérées. Les réserves actuelles de pétrole brut, de liquides de gaz naturel et de gaz naturel peuvent être supérieures ou inférieures aux estimations indiquées aux présentes.

L'efficacité de la structure de la Fiducie sur le plan fiscal devrait faire en sorte que la Fiducie ou d'autres filiales directes ou indirectes de la Fiducie n'aient aucun impôt à payer. Par conséquent, les montants après impôts ne sont pas indiqués à l'égard de l'information concernant les données relatives aux réserves de la Fiducie.

Information concernant les réserves

Données relatives aux réserves – prix et coûts constants

Le tableau suivant présente un sommaire des réserves évaluées au 31 décembre 2004 d'après des prix et coûts constants.

	Gaz naturel		Pétrole brut léger et moyen		Liquides de gaz naturel		Total	
Catégorie de réserves	**Brutes** (Gpi³)	**Nettes** (Gpi³)	**Brutes** (kbrs)	**Nettes** (kbrs)	**Brutes** (kbrs)	**Nettes** (kbrs)	**Brutes** (kbep)	**Nettes** (kbep)
Réserves prouvées								
Réserves mises en valeur exploitées	170,8	133,2	3 988	3 266	4 756	3 131	37 212	28 595
Réserves mises en valeur inexploitées	19,7	15,0	351	279	325	227	3 959	3 005
Réserves non mises en valeur....	19,9	14,9	-	-	240	171	3 552	2 660
Total des réserves prouvées..........	210,4	163,1	4 339	3 546	5 320	3 529	44 723	34 259
Réserves probables......................	95,3	73,5	1 755	1 411	1 902	1 299	19 540	14 957
Total des réserves prouvées et probables	305,7	236,6	6 094	4 956	7 222	4 827	64 263	49 217

Valeur actualisée nette des produits d'exploitation nets futurs – Prix et coûts constants

Le tableau suivant présente un résumé des valeurs actualisées nettes des produits d'exploitation nets futurs attribuables aux réserves évaluées au 31 décembre 2004 d'après des prix et coûts constants. Les valeurs actualisées nettes sont présentées avant impôts au taux d'actualisation de 0 %, 5 %, 10 %, 15 % et 20 %.

	Avant impôts, calculés au taux d'actualisation de[1]				
Catégorie de réserves	**0 %**	**5 %**	**10 %**	**15 %**	**20 %**
	(en millions de dollars)				
Réserves prouvées					
Réserves mises en valeur exploitées	923,3	748,9	635,8	556,2	496,9
Réserves mises en valeur inexploitées	91,9	76,0	65,6	58,0	52,1
Réserves non mises en valeur	71,9	47,5	34,2	25,9	20,3
Total des réserves prouvées	1 087,2	872,5	735,6	640,1	569,2
Réserves probables	442,1	292,6	213,8	165,4	132,9
Total des réserves prouvées et probables....	1529,3	1 165,1	949,4	805,5	702,1

Note :

1) La valeur actualisée nette des produits d'exploitation nets futurs après impôts n'est pas présentée parce que la Fiducie n'est pas imposable.

Total des produits d'exploitation nets futurs – Prix et coûts constants

Le tableau présente un sommaire du total des produits d'exploitation nets futurs non actualisés évalués au 31 décembre 2004 d'après des prix et coûts constants.

Catégorie de réserves	**Produits d'exploitation**	**Redevances[1]**	**Frais d'exploitation**	**Frais de mise en valeur**	**Frais d'abandon de puits**	**Produits d'exploitation nets futurs avant impôts[2]**
			(en millions de dollars)			
Réserves prouvées........................	1 850,0	382,0	334,8	25,4	20,7	1 087,2
Réserves prouvées et probables	2 651,0	551,0	475,3	72,8	22,6	1 529,3

Notes :

1) Les redevances comprennent les redevances à la Couronne et les redevances dérogatoires, déduction faite de tout autre revenu.

2) La valeur actualisée nette des produits d'exploitation nets futurs après impôts n'est pas présentée parce que la Fiducie n'est pas imposable.

Produits d'exploitation nets futurs par groupe de production – Prix et coûts constants

Le tableau suivant présente un sommaire de la valeur actualisée nette des produits d'exploitation nets futurs par groupe de production évalués au 31 décembre 2004 d'après des prix et coûts constants, actualisés au taux de 10 %.

Catégorie de réserves	**Groupe de production**	**Produits d'exploitation nets futurs avant impôts**
		(actualisés au taux de 10 %) (en millions de dollars)
Réserves prouvées	Gaz naturel[1]	621,6
	Pétrole brut léger et moyen[2]	110,0
	Autres produits d'exploitation	4,0
Total des réserves prouvées		735,6
Réserves prouvées et probables	Gaz naturel[1]	805,2
	Pétrole brut léger et moyen[2]	140,1
	Autres produits d'exploitation	4,2
Total des réserves prouvées et probables....		949,4

Notes :

1) Le gaz naturel comprend le gaz associé et non associé (y compris les sous-produits).

2) Le pétrole brut léger et moyen contient du gaz dissous et d'autres sous-produits.

Données relatives aux réserves – Prix et coûts prévisionnels

Le tableau suivant présente un sommaire des réserves évaluées au 31 décembre 2004 d'après des prix et coûts prévisionnels.

Catégorie de réserves	Gaz naturel		Pétrole brut léger et moyen		Liquides de gaz naturel		Total	
	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes
	(Gpi^3)	(Gpi^3)	(kbrs)	(kbrs)	(kbrs)	(kbrs)	(kbep)	(kbep)
Réserves prouvées								
Réserves mises en valeur exploitées	170,8	134,2	3 988	3 295	4 756	3 200	37 210	28 867
Réserves mises en valeur inexploitées	19,7	15,1	351	281	325	230	3 959	3 033
Réserves non mises en valeur.....	19,9	15,2	-	-	240	174	3 552	2 700
Total des réserves prouvées...........	210,4	164,5	4 339	3 576	5 320	3 605	44 722	34 600
Réserves probables.........................	95,3	74,6	1 746	1 421	1 902	1 331	19 532	15 185
Total des réserves prouvées et probables	305,7	239,1	6 085	4 998	7 222	4 936	64 254	49 785

Valeur actualisée nette des produits d'exploitation nets futurs – Prix et coûts prévisionnels

Le tableau suivant présente un résumé des valeurs actualisées nettes des produits d'exploitation nets futurs attribuables aux réserves évaluées au 31 décembre 2004 d'après des prix et coûts prévisionnels. Les valeurs actualisées nettes sont présentées avant impôts aux taux d'actualisation de 0 %, 5 %, 10 %, 15 % et 20 %.

Catégorie de réserves	Avant impôts, calculés au taux d'actualisation de[1]				
	0 %	5 %	10 %	15 %	20 %
	(en millions de dollars)				
Réserves prouvées					
Réserves mises en valeur exploitées............	866,7	709,1	608,6	538,0	485,3
Réserves mises en valeur inexploitées.........	89,5	73,8	64,1	57,1	51,7
Réserves non mises en valeur......................	72,6	47,3	33,9	25,8	20,3
Total des réserves prouvées.............................	1 028,9	830,2	706,6	620,9	557,3
Réserves probables..	429,8	276,7	201,0	155,9	125,9
Total des réserves prouvées et probables	1 458,7	1 106,8	907,6	776,8	683,2

Note :

1) La valeur actualisée nette des produits d'exploitation nets futurs après impôts n'est pas présentée parce que la Fiducie n'est pas imposable.

Total des produits d'exploitation nets futurs – Prix et coûts prévisionnels

Le tableau présente un sommaire du total des produits d'exploitation nets futurs non actualisés évalués au 31 décembre 2004 d'après des prix et coûts prévisionnels.

Catégorie de réserves	Produits d'exploitation	Redevances[1]	Frais d'exploitation	Frais de mise en valeur	Frais d'abandon de puits	Produits d'exploitation nets futurs avant impôts[2]
			(en millions de dollars)			
Réserves prouvées...........	1 819,8	357,1	381,8	25,7	26,4	1 028,9
Réserves prouvées et probables	2 645,6	516,9	565,3	73,7	31,0	1 458,7

Notes :

1) Les redevances comprennent les redevances à la Couronne et les redevances dérogatoires, déduction faite de tout autre revenu.
2) La valeur actualisée nette des produits d'exploitation nets futurs après impôts n'est pas incluse parce que la Fiducie n'est pas imposable.

Produits d'exploitation nets futurs par groupe de production – Prix et coûts prévisionnels

Le tableau suivant présente un sommaire de la valeur actualisée nette des produits d'exploitation nets futurs par groupe de production évalués au 31 décembre 2004 d'après des prix et coûts constants, actualisés au taux de 10 %.

Catégorie de réserves	**Groupe de production**	**Produits d'exploitation nets futurs avant impôts**
		(actualisés au taux de 10 %) (en millions de dollars)
Réserves prouvées	Gaz naturel[1]	612,3
	Pétrole brut léger et moyen[2]	90,5
	Autres produits d'exploitation	3,8
Total des réserves prouvées		706,6
Réserves prouvées et probables	Gaz naturel[1]	789,8
	Pétrole brut léger et moyen[2]	113,8
	Autres produits d'exploitation	4,0
Total des réserves prouvées et probables		907,6

Notes :

1) Le gaz naturel comprend le gaz associé et non associé (y compris les sous-produits).

2) Le pétrole brut léger et moyen contient du gaz dissous et d'autres sous-produits.

Les hypothèses et définitions suivantes ont servi à établir le classement des réserves présentées dans le rapport Paddock Lindstrom :

a) **réserves prouvées** : réserves qu'on estime avec une certitude élevée pouvoir récupérer; il est probable que les quantités restantes effectivement récupérées seront supérieures aux réserves prouvées estimatives.

réserves mises en valeur : réserves que l'on prévoit récupérer par l'entremise de puits existants et d'installations actuelles ou, à défaut d'installations déjà montées, dont la mise en production nécessiterait des dépenses peu élevées (par exemple, comparativement au coût du forage d'un puits). Les réserves mises en valeur peuvent être subdivisées selon qu'elles sont exploitées ou inexploitées.

réserves mises en valeur exploitées : réserves qu'on prévoit récupérer d'intervalles d'achèvement ouverts au moment de l'estimation; ou bien ces réserves sont exploitées au moment envisagé, ou bien, si elles sont inutilisées, elles doivent avoir été mises en production antérieurement et la date de reprise de la production doit être connue avec une certitude raisonnable.

réserves mises en valeur inexploitées : réserves qui n'ont pas été mises en production ou qui ont antérieurement été en production, mais qui sont inutilisées et dont la date de reprise de la production est inconnue.

réserves non mises en valeur : réserves qu'on prévoit récupérer à partir de gisements connus dont la mise en production nécessiterait des dépenses considérables (par exemple, comparativement au coût du forage d'un puits); elles doivent respecter pleinement les critères de la catégorie de réserves (prouvées, probables, possibles) à laquelle elles sont attribuées.

Dans les gisements multipuits, il peut convenir de répartir les réserves totales du gisement entre les catégories réserves mises en valeur et réserves non mises en valeur ou de subdiviser les réserves mise en valeur du gisement en réserves mises en valeur exploitées et en réserves mises en valeur inexploitées. Cette répartition doit se fonder sur l'appréciation que fait l'auteur de l'estimation des réserves qui seront récupérées des puits particuliers, sur les installations et intervalles d'achèvement pour le gisement ainsi que sur le stade où se trouve les réserves, mise en valeur ou production.

b) **réserves probables :** réserves additionnelles pour lesquelles la certitude de récupération est inférieure à celles des réserves prouvées; il est tout aussi probable que les quantités restantes effectivement récupérées seront supérieures ou inférieures à la somme des réserves prouvées et des réserves probables estimatives.

c) **réserves brutes** : définies comme les réserves détenues avant déduction des redevances.

d) **réserves nettes** : définies comme les réserves brutes des propriétés dans lesquelles une participation est détenue, moins les redevances et les intérêts détenus par des tiers.

Sommaire des hypothèses de prix et de taux d'inflation

Le tableau suivant présente un sommaire des prix utilisés dans le rapport Paddock Lindstrom pour calculer la valeur actualisée nette des produits d'exploitation nets futurs attribuables aux réserves.

Prix constants

	Condensats séparés	Butane à Edmonton	Propane à Edmonton	Pétrole brut léger à Edmonton	Pétrole brut moyen à Bow River	Prix moyen de société estimatif à la sortie de l'usine	Taux de change[1]
	($CA/b)	($CA/b)	($CA/b)	($CA/b)	($CA/b)	($CA/kpi³)	($US/$CA)
2004	54,36	42,06	35,71	50,96	26,27	6,50	0,82

Note :

1) Taux de change utilisé pour calculer les prix de référence de ce tableau.

Prix prévisionnels

	Prix du gaz US Henry Hub	PRGA moyen	WTI	Prix de référence à Edmonton	Condensats	Butane	Propane	Taux d'inflation[1]	Taux de change[2]
	($US/Mbtu)	($CA/Mbtu)	($US/b)	($CA/b)	($CA/b)	($CA/b)	($CA/b)	(%/an)	($US/$CA)
2005.....	6,30	6,55	42,00	50,22	50,22	37,16	30,13	2 %	0,82
2006.....	6,10	6,34	40,00	47,76	47,76	34,87	28,66	2 %	0,82
2007.....	5,90	6,07	37,50	44,69	44,69	32,18	26,81	2 %	0,82
2008.....	5,70	5,81	35,00	41,62	41,62	29,14	24,97	2 %	0,82
2009.....	5,50	5,54	33,00	39,16	39,16	27,41	23,50	2 %	0,82

Notes :

1) Taux d'inflation pour les prix et coûts prévisionnels.
2) Taux de change utilisé pour calculer les prix de référence de ce tableau.

Information supplémentaire concernant les données relatives aux réserves

Réserves non mises en valeur

Le tableau suivant présente un sommaire des réserves prouvées brutes non mises en valeur pour les cinq derniers exercices, d'après des prix et coûts prévisionnels.

Produit	2004	2003	2002	2001	2000
Gaz naturel (Gpi³)	19,9	3,5	3,9	-	4,3
Pétrole brut léger et moyen (kb)	-	437	437	328	-
Liquides de gaz naturel (kb)	240	55	46	-	-

Ces réserves sont classées comme réserves prouvées non mises en valeur si l'on prévoit les récupérer de nouveaux puits situés sur des superficies n'ayant pas été forées auparavant et que les caractéristiques du gisement n'ont pas fait l'objet d'essais, ou comme réserves provenant de puits existants qui exigent des dépenses en immobilisations considérables pour les mettre en production.

Le tableau suivant présente un sommaire des réserves probables brutes non mises en valeur pour les cinq derniers exercices, d'après des prix et coûts prévisionnels.

Produit	2004	2003	2002	2001	2000
Gaz naturel (Gpi³)	40,2	2,7	3,3	1,4	11,3
Pétrole brut léger et moyen (kb)	225	109	219	202	-
Liquides de gaz naturel (kb)	484	38	30	5	5

Ces réserves sont classées comme réserves probables non mises en valeur lorsque l'analyse des données de forage, géologiques, géophysiques et techniques ne les révèlent pas comme prouvées, compte tenu des moyens techniques du moment et de la conjoncture économique actuelle, mais dont l'existence et la récupération future sont vraisemblables selon une telle analyse.

Frais de mise en valeur futurs

Le tableau suivant présente les frais de mise en valeur futurs estimatifs qui ont été déduits de l'estimation des produits d'exploitation futurs. Les frais sont présentés par catégorie de réserves, sans taux d'actualisation et à un taux d'actualisation de 10 %.

Catégorie de réserves	2005E		2006E		2007E		2008E		2009E	
(en millions de dollars)	0 %	10 %	0 %	10 %	0 %	10 %	0 %	10 %	0 %	10 %
Réserves prouvées :										
D'après des prix constants	18,7	17,8	5,9	5,1	-	-	-	-	-	-
D'après des prix prévisionnels	18,7	17,8	5,9	5,1	-	-	-	-	-	-
Réserves prouvées et probables :										
D'après des prix constants	62,4	59,5	9,0	7,8	-	-	-	-	0,1	-
D'après des prix prévisionnels	62,4	59,5	9,0	7,8	-	-	-	-	0,1	-

Trilogy prévoit financer les frais de mise en valeur futurs au moyen des rentrées de fonds, d'un programme de financement de dettes géré adéquatement et, dans certains cas, de l'émission de titres.

Autre information concernant le pétrole et le gaz

Puits et propriétés de pétrole et de gaz

Au 31 décembre 2004, les actifs liés à l'apport partiel étaient représentés par des participations dans 946 puits (628,8 puits nets) de pétrole et de gaz naturel exploités et inexploités qui sont décrits ci-après :

	Puits exploités		Puits inexploités[1]	
	Bruts[2]	Nets[3]	Bruts[2]	Nets[3]
Puits de pétrole brut				
Kaybob	125	84,9	53	32,3
Marten Creek	-	-	-	-
Sous-total	125	84,9	53	32,3
Puits de gaz naturel				
Kaybob	531	351,7	183	105,9
Marten Creek	36	36,0	18	18,0
Sous-total	567	387,7	201	123,9
Total	692	472,6	254	156,2

Notes :

1) Puits « inexploités » désigne les puits susceptibles de produire mais qui, pour diverses raisons, y compris notamment l'absence de marchés ou l'absence de mise en valeur, ne peuvent être mis en production à l'heure actuelle.

2) Puits « bruts » désigne le nombre de puits dans lesquels on détient une participation directe ou un droit de redevance ou un droit de redevance pouvant être converti en participation directe.

3) Puits « nets » désigne le nombre total de puits obtenu en multipliant chaque puits brut par le pourcentage de la participation directe détenue dans celui-ci.

Propriétés auxquelles aucune réserve n'a été attribuée

Les actifs liés à l'apport partiel comprenaient des propriétés, auxquelles aucune réserve n'avait été attribuée au 31 décembre 2004, de 490 483 acres bruts (448 403 acres nets), toutes situées en Alberta et qui représentent environ 56 % des avoirs fonciers bruts. Au 31 décembre 2004, 121 280 acres (81 816 acres nets) de terrains non mis en valeur venant à échéance en 2005 faisaient partie des actifs liés à l'apport partiel. De ce total, 12 320 acres (7 862 acres nets) de terrains inexploités venant à échéance en 2005 contenaient des puits secs et abandonnés. Les autres 108 960 acres (73 954 acres nets) n'avaient fait l'objet d'aucun essai au 31 décembre 2004.

Contrats à livrer

Les contrats financiers et engagements futurs de la Fiducie relativement à l'achat et à la vente de pétrole et du gaz sont décrits dans les notes afférentes aux états financiers consolidés intermédiaires de la Fiducie. Ces états financiers peuvent être consultés sur le site SEDAR (www.sedar.com).

Frais d'abandon et de remise en état

Au 31 décembre 2004, les actifs liés à l'apport partiel comprenaient 649,1 puits nets susceptibles de produire à l'égard desquels des frais d'abandon et de remise en état devraient être engagés. Trilogy évalue les frais d'abandon et de remise en état en tenant compte des coûts associés à la restauration, au déclassement, à l'abandon et à la remise en état ainsi que de la valeur de récupération du matériel. Ces frais sont rajustés pour tenir compte des participations

directes détenues, et sont actualisés en fonction du temps conformément aux exigences du Règlement 51-101. Des frais et une valeur de récupération sont attribués individuellement à des actifs en particulier et regroupés pour calculer la dette totale. Pour estimer ces frais, sauf les frais associés à la remise en état, il y a lieu de se reporter aux publications de tiers, notamment les directives 006 et 011 de la AEUB et le document intitulé *Controlled Materials Price Catalogue* (publié annuellement par la Petroleum Accountants Society of Canada). Si les estimations de ces tiers ne sont considérées comme assez élevées, des estimations plus élevées calculées à l'interne, reposant sur l'expérience passée, sont utilisées. Les frais estimatifs d'abandon et de remise en état sont alors augmentés pour tenir compte des frais de remise en état ainsi que des frais associés aux déversements accidentels. Les frais sont déterminés au cas par cas avec l'aide de sociétés environnementales indépendantes. Les frais estimatifs de remise en état et d'abandon sont alors passés en revue par Paddock Lindstrom.

Les frais d'abandon et de remise en état, déduction faite de la valeur de récupération estimative, pour les baux de surface, puits, installations et pipelines, non actualisés et actualisés au taux de 10 %, s'élèvent respectivement à 82,2 millions et à 53,9 millions de dollars. Les produits d'exploitation nets futurs indiqués précédemment, reposant sur le rapport Paddock Lindstrom, ne contiennent aucune provision au titre des frais d'abandon et de remise en état pour les baux de surface, installations et pipelines. Le rapport Paddock Lindstrom a déduit une somme de 22,6 millions de dollars (non actualisée) et une somme de 9,4 millions de dollars (actualisée au taux de 10 %) au titre des frais d'abandon et de remise en état pour les puits uniquement dans son estimation des produits d'exploitation nets futurs indiqués aux présentes.

On ne prévoit pas que des sommes importantes seront engagées à l'égard des frais d'abandon et de remise en état au cours des trois prochains exercices.

Horizon fiscal

En raison de l'efficacité de la structure de la Fiducie sur le plan fiscal, le revenu aux fins de l'impôt est transféré des entreprises en exploitation et de Holding Trust à la Fiducie, et de celle-ci aux porteurs de parts sous forme de distributions. Par conséquent, la Fiducie ne devrait avoir aucun impôt à payer tant et aussi longtemps qu'elle conserve son statut de fiducie de fonds commun de placement et sa structure fiscale organisationnelle.

Frais engagés

Le tableau suivant présente un résumé des frais engagés relativement aux actifs liés à l'apport partiel au cours de chaque trimestre de 2004 relativement à l'acquisition, à l'exploration et à la mise en valeur de propriétés.

Type de frais	**T4**	**T3**	**T2**	**T1**
		(en millions de dollars)		
Frais d'acquisitions (entreprises et propriétés)				
Propriétés comportant des réserves prouvées	-	82,3	90,2	-
Propriétés comportant des réserves non prouvées	2,6	4,1	4,3	1,1
Frais d'exploration	10,8	5,8	3,3	4,7
Frais de mise en valeur (y compris les installations)	16,2	9,8	15,0	24,4
Total	29,6	102,0	112,8	30,2

Activités d'exploration et de mise en valeur

Le tableau suivant présente un résumé des résultats des activités de forage relativement aux actifs liés à l'apport partiel pour chacun des deux derniers exercices. La participation directe dans certains de ces puits pourrait fluctuer compte tenu des résultats.

	2004		2003	
	Bruts[1]	**Nets[2]**	**Bruts[1]**	**Nets[2]**
Puits de développement[3]				
Puits de gaz	56	44,3	60	38,4
Puits de pétrole	8	6,2	8	8,0
Puits de service	-	-	-	-
Puits secs	-	-	-	-
Sous-total	64	50,5	68	46,4
Puits d'exploration[4]				
Puits de gaz	8	3,5	3	1,5
Puits de pétrole	-	-	2	-
Puits secs	1	0,3	-	-
Sous-total	9	3,8	5	1,5
Nombre total de puits	73	54,3	73	47,9
Taux de succès	99 %	99 %	100 %	100 %

Notes :

1) Puits « bruts » désigne le nombre de puits dans lesquels on détient une participation directe ou un droit de redevance ou un droit de redevance pouvant être converti en participation directe.

2) Puits « nets » désigne le nombre total de puits obtenu en multipliant chaque puits brut par le pourcentage de la participation directe détenue dans celui-ci.

3) Puits « de développement » désigne un puits foré dans les limites d'un gisement découvert de pétrole ou de gaz naturel ou à proximité de celui-ci.

4) Puits « d'exploration » désigne un puits foré lors de la recherche d'un nouveau gisement de pétrole ou de gaz naturel qui n'a pas encore été découvert ou dans l'espoir d'étendre considérablement les limites d'un gisement qui a été partiellement découvert.

Le budget total des immobilisations de la Fiducie pour 2005 est évalué à 100 millions de dollars, ce qui comprend les dépenses en immobilisations effectuées au cours du premier trimestre de 2005 par Paramount relativement aux actifs liés à l'apport partiel. Une grande partie des activités de 2005 seront concentrées sur des travaux de mise en valeur. Le tableau suivant décrit le budget estimatif des immobilisations par région principale.

Région	**2005E**
	(en millions de dollars)
Kaybob	85
Marten Creek	15
Total	100

Note :

1) Dans son évaluation, Paddock Lindstrom a estimé à 62,4 millions de dollars le montant des dépenses en immobilisations à l'égard des actifs liés à l'apport partiel.

Estimations de la production

Le tableau suivant présente un sommaire de la production totale estimative de Paddock Lindstrom pour 2005 d'après des prix et coûts constants.

	Production estimative - Prix et coûts constants	
	Réserves prouvées	**Réserves prouvées et probables**
Gaz naturel (Mpi^3)	39 430	44 390
Pétrole brut léger et moyen (kb)	952	1 118
Liquides de gaz naturel (kb)	873	950
Total (kbep)	8 396	9 467

Le tableau suivant présente un sommaire de la production totale estimative de Paddock Lindstrom pour 2005 d'après des prix et coûts prévisionnels.

	Production estimative - Prix et coûts prévisionnels	
	Réserves prouvées	**Réserves prouvées et probables**
Gaz naturel (Mpi^3)	39 430	44 390
Pétrole brut léger et moyen (kb)	952	1 118
Liquides de gaz naturel (kb)	873	950
Total (kbep)	8 396	9 467

Historique de production

Le tableau suivant présente un sommaire des résultats du volume des ventes quotidiennes pour les actifs liés à l'apport partiel sur une base trimestrielle et annuelle pour 2004 et 2003, respectivement.

	2004	**T4**	**T3**	**T2**	**T1**
Gaz produit (Mpi^3/j)	98,4	118,6	103,9	89,6	80,6
Pétrole brut léger et moyen ((b/j)	1 818	2 889	2 702	843	811
Liquides de gaz naturel (b/j)	2 061	2 783	2 502	1 479	1 459

	2003	**T4**	**T3**	**T2**	**T1**
Gaz produit (Mpi^3/j)	77,6	71,3	79,4	75,8	83,9
Pétrole brut léger et moyen ((b/j)	767	748	805	671	845
Liquides de gaz naturel (b/j)	1 417	1 347	1 489	1 278	1 554

Note :

1) Le Règlement 51-101, qui est entré en vigueur le 30 septembre 2003, stipule que la production totale de pétrole et de gaz naturel déclarée doit être calculée en quantités commercialisables et rajustée pour tenir compte du contenu énergétique inclus dans le prix du produit affiché. Ainsi, à compter du quatrième trimestre de 2003 et pour les périodes subséquentes, les volumes de gaz naturel produit sont calculés en quantités commercialisables et rajustés pour tenir compte du contenu énergétique et du transport inclus dans le prix du gaz naturel affiché.

Les tableaux suivants présentent un sommaire des revenus nets moyens relativement aux actifs liés à l'apport partiel sur une base trimestrielle et annuelle pour 2004 et 2003.

	Revenu net – 2004				
	2004	**T4**	**T3**	**T2**	**T1**
Gaz produit ($/kpi³)					
Prix, avant le transport	7,26	7,38	6,95	7,44	7,26
Transport	(0,46)	(0,41)	(0,41)	(0,51)	(0,54)
Redevances	(1,54)	(1,76)	(1,54)	(1,43)	(1,31)
Frais d'exploitation[2)]	(1,10)	(1,30)	(1,34)	(0,69)	(0,93)
Revenu net excluant les instruments financiers réalisés	4,16	3,91	3,66	4,81	4,48
Instruments financiers réalisés	0,14	0,83	(0,34)	(0,37)	0,29
Revenu net incluant les instruments financiers réalisés	4,30	4,74	3,32	4,44	4,77
Total du pétrole classique ($/b)					
Prix, avant le transport	56,55	59,08	56,81	51,50	51,77
Transport	(1,17)	(1,15)	(1,12)	(1,13)	(1,43)
Redevances	(8,64)	(6,87)	(10,09)	(8,00)	(9,79)
Frais d'exploitation[2)]	(8,49)	(10,46)	(6,03)	(6,66)	(11,61)
Revenu net excluant les instruments financiers réalisés	38,25	40,60	39,57	34,72	28,94
Instruments financiers réalisés	(4,20)	(5,16)	(2,15)	(5,35)	(6,42)
Revenu net incluant les instruments financiers réalisés	34,05	35,44	37,42	29,37	22,52
Liquides de gaz naturel ($/b)					
Prix, avant le transport	43,44	40,08	50,04	43,03	38,92
Transport	-	-	-	-	-
Redevances	(8,35)	(8,25)	(8,57)	(7,84)	(8,67)
Frais d'exploitation[2)]	(6,84)	(10,68)	(6,42)	(3,61)	(6,88)
Revenu net	28,25	21,15	35,05	31,58	23,37

	Revenu net – 2003				
	2004	T4	T3	T2	T1
Gaz produit ($/kpi^3)					
Prix, avant le transport	6,63	5,96	6,20	6,16	8,04
Transport	(0,56)	(0,55)	(0,55)	(0,54)	(0,59)
Redevances	(1,36)	(1,16)	(1,14)	(1,43)	(1,68)
Frais d'exploitation[2)]	(0,98)	(1,80)	(0,89)	(0,66)	(0,66)
Revenu net excluant les instruments financiers réalisés	3,73	2,45	3,62	3,53	5,11
Instruments financiers réalisés	(0,94)	0,17	(0,71)	(1,13)	(1,95)
Revenu net incluant les instruments financiers réalisés	2,79	2,62	2,91	2,40	3,16
Total du pétrole classique ($/b)					
Prix, avant le transport	41,25	34,37	41,92	43,90	44,70
Transport	(1,10)	(1,40)	(1,01)	(0,97)	(1,00)
Redevances	(7,11)	(6,45)	(5,36)	(7,94)	(8,74)
Frais d'exploitation[2)]	(7,06)	(6,57)	(4,07)	(7,48)	(10,09)
Revenu net excluant les instruments financiers réalisés	25,98	19,95	31,48	27,51	24,87
Instruments financiers réalisés	(3,92)	(4,36)	(3,38)	(1,95)	(5,64)
Revenu net incluant les instruments financiers réalisés	22,06	15,59	28,10	25,56	19,23
Liquides de gaz naturel ($/b)					
Prix, avant le transport	37,27	38,73	35,00	34,50	40,49
Transport	-	-	-	-	-
Redevances	(8,19)	(6,26)	(7,86)	(6,52)	(11,61)
Frais d'exploitation[2)]	(6,06)	(5,11)	(6,61)	(6,03)	(6,39)
Revenu net	23,02	27,36	20,53	21,95	22,49

Notes :

1) Le Règlement 51-101, qui est entré en vigueur le 30 septembre 2003, stipule que la production totale de pétrole et de gaz naturel déclarée doit être calculée en quantités commercialisables et rajustée pour tenir compte du contenu énergétique inclus dans le prix du produit affiché. Ainsi, à compter du quatrième trimestre de 2003 et pour les périodes subséquentes, les volumes de gaz naturel produit sont calculés en quantités commercialisables et rajustés pour tenir compte du contenu énergétique et du transport inclus dans le prix du gaz naturel affiché.

2) Les frais d'exploitation comprennent tous les frais relatifs à l'exploitation des puits, des installations et des réseaux de collecte. Les produits d'exploitation tirés du traitement ont été déduits de ces frais.

Le tableau suivant présente un sommaire des volumes de production obtenus des actifs liés à l'apport partiel pour 2004 et 2003.

Volume de production	2004	2003
Gaz naturel (Mpi^3)		
Kaybob	32 888	28 313
Marten Creek	3 144	-
Total	36 032	28 313
Pétrole brut léger et moyen (kb)		
Kaybob	665	280
Marten Creek	-	-
Total	665	280
Liquides de gaz naturel (kb)		
Kaybob	754	517
Marten Creek	-	-
Total	754	517

GÉNÉRALITÉS

Conditions de la concurrence

Le secteur pétrolier et gazier est très concurrentiel. Trilogy livre concurrence à de nombreux autres intervenants pour ce qui est de la recherche et de l'acquisition de propriétés de pétrole brut et de gaz naturel et de la commercialisation de ces produits. La concurrence est particulièrement forte pour ce qui est de l'acquisition de réserves et de propriétés prometteuses de pétrole et de gaz naturel. La situation concurrentielle de Trilogy dépend de son expertise en matière

technique, géophysique et géologique, de ses ressources financières et de sa capacité à obtenir des capitaux au moyen d'émissions de titres d'emprunt ou de titres de participation ou en contractant des emprunts. De plus, le remplacement fructueux des réserves dans le futur dépendra non seulement d'autres travaux de mise en valeur sur ses propriétés actuelles, mais également de la capacité à sélectionner et à acquérir des zones productives possibles pouvant être mises en valeur ou faire l'objet de forage d'exploration.

Le secteur pétrolier et gazier est caractérisé par un grand nombre de regroupements visant des sociétés et des entités de toute taille. Ce processus de regroupement s'est traduit par un certain nombre de programmes de rationalisation d'actifs à la suite desquels des actifs ont été mis en vente. Ce même processus a permis à certains intervenants du secteur, avec qui la société peut livrer concurrence sur le plan des acquisitions importantes et intéressantes d'actions ou d'actifs, de grossir et de devenir plus concurrentiels, ce qui a fait augmenter la demande pour les acquisitions. La demande pour les acquisitions est aussi alimentée par le nombre croissant de fiducies de pétrole et de gaz, car ces fiducies concentrent généralement leurs activités sur l'exploitation d'actifs en vue d'obtenir des rentrées de fonds qui seront distribuées plutôt que sur l'exploration d'actifs qui exigent des programmes à haute intensité de capital.

Trilogy a des contrats de service fermes pour la majorité de sa production de gaz naturel plutôt que des contrats d'attribution interruptible sur les réseaux de pipelines. Trilogy surveille attentivement la production quotidienne de ses usines pour s'assurer que ses obligations contractuelles seront respectées. Tout en tenant compte des engagements contractuels, les ventes de gaz naturel sont concentrées sur les marchés où Trilogy croit qu'elle obtiendra les meilleurs prix.

Convention d'option d'achat relative à la production

Relativement à la commercialisation de sa production de gaz naturel, la société en commandite est partie à une convention d'option d'achat relative à la production avec Paramount Resources. Aux termes de cette convention, Paramount Resources a le droit d'acheter la totalité ou toute partie de la production de gaz naturel disponible de la société en commandite. Le prix que Paramount Resources versera à la société en commandite pour le gaz naturel sera concurrentiel et ne sera pas inférieur à celui que Paramount Resources reçoit lorsqu'elle revend le gaz naturel à Eagle Energy Marketing Canada, L.P., société en commandite de commercialisation de gaz dans laquelle Paramount détient une participation indirecte de 25 %. Paramount Resources n'obtient aucun bénéfice lorsqu'elle revend le gaz naturel de la société en commandite aux termes de la convention d'option d'achat relative à la production. La durée de cette convention est de 5 ans.

Employés

Trilogy compte actuellement 33 employés à temps plein au siège social et 69 employés à temps plein dans divers emplacements. De plus, certains employés de Paramount Resources fournissent des services à Trilogy aux termes de la convention de services. Les employés à temps plein sont rémunérés au moyen d'un salaire, d'avantages sociaux et de primes en espèces reposant notamment sur l'appréciation du cours des parts de fiducie et des distributions en espèces sur les parts de fiducie.

Protection de l'environnement

Le secteur pétrolier et gazier est régi par des exigences environnementales aux termes de lois, de règlements ou d'instructions générales fédéraux, provinciaux et municipaux, qui restreignent ou interdisent l'émission ou le rejet de polluants et qui réglementent l'entreposage, la manutention, le transport et l'élimination de diverses substances produites ou utilisées dans les activités liées au pétrole et au gaz.

La Fiducie a établi un comité sur l'environnement, la santé et la sécurité qui est composé de trois administrateurs du commandité. La politique en matière d'environnement de la Fiducie repose sur les principes suivants : *Trilogy s'est engagée à protéger l'environnement, à veiller à la santé du public et à offrir des lieux de travail sécuritaires et à se conformer à l'ensemble des lois, des règlements et des normes applicables. Trilogy fera de son mieux pour s'assurer que des pratiques sûres en matière d'environnement, de santé et de sécurité sont respectées dans toutes ses exploitations et activités.*

Le comité sur l'environnement, la santé et la sécurité est régi par plusieurs principes précis qui permettent de soutenir cette politique. Ces principes s'appliquent à tous les employés de la société en commandite et sont conçus pour veiller au respect de l'ensemble des lois, des règlements et des normes applicables en matière d'environnement. La Fiducie surveille toutes les activités et déploie les efforts nécessaires pour s'assurer que les entreprises qui lui fournissent des services exercent leurs activités d'une manière compatible avec sa politique environnementale.

ADMINISTRATEURS ET DIRIGEANTS DE TRILOGY ENERGY LTD.

Les renseignements suivants sont fournis à l'égard de chaque personne physique qui est un administrateur de Trilogy Energy Ltd. ou qui occupe un poste de haute direction chez Trilogy Energy Ltd., commandité du commanditaire et administrateur de la Fiducie et de Holding Trust, à la date de la présente notice annuelle. Tous les administrateurs demeureront en poste jusqu'à la prochaine assemblée annuelle des porteurs de parts ou jusqu'à ce que leurs successeurs soient élus ou nommés.

Administrateurs

Nom et ville de résidence	Date de nomination au poste d'administrateur	Occupation principale depuis les cinq dernières années
Clayton H. Riddell[1)6)] Calgary (Alberta)	En formation	Président du conseil et chef de la direction de Paramount.
James H.T. Riddell[4)5)6)] Calgary (Alberta)	En formation	Président et chef de l'exploitation de Paramount depuis juin 2002. Auparavant, M. Riddell a occupé divers postes au sein de Paramount.
Robert M. MacDonald[2)3)] Calgary (Alberta)	1er avril 2005	Homme d'affaires indépendant. M. MacDonald a été directeur du pétrole et du gaz, Services aux entreprises, de Marchés mondiaux CIBC Inc., de 1998 à 2004.
Donald F. Textor[1)3)] Locust Valley (New York)	1er avril 2005	Gestionnaire de portefeuille de Dorset Energy Fund et associé de Knott Partner's LLC. M. Textor a été associé et directeur général chez Goldman Sachs jusqu'en 2001.
E. Mitchell Shier[3)4)] Calgary (Alberta)	1er avril 2005	Avocat pratiquant le droit commercial et du pétrole et du gaz à titre d'associé de Heenan Blaikie LLP à Calgary depuis 2002. Avant cette date, M. Shier a pratiqué le droit commercial et du pétrole et du gaz à titre d'associé au sein d'autres cabinets d'avocats importants de Calgary.
M. H. (Mick) Dilger[2)4)] Calgary (Alberta)	18 mai 2005	Vice-président, Expansion de l'entreprise de Pembina Management Inc., administrateur de Pembina Pipeline Income Fund, depuis mars 2005. Avant cette date, M. Digler a occupé le poste de chef des finances de VISTA Midstream Solutions Ltd., de 1999 à juillet 2003.
John G. (Jack) Williams[1)2)] Calgary (Alberta)	18 mai 2005	Président et chef de la direction d'Adeco Exploration Company Ltd.

Notes :

1) Membre du comité de rémunération du conseil du commandité.
2) Membre du comité de vérification du conseil du commandité.
3) Membre du comité de gouvernance d'entreprise du conseil du commandité.
4) Membre du comité sur l'environnement, la santé et la sécurité du conseil du commandité.
5) M. Riddell a été administrateur de Jurrasic Oil and Gas Ltd. (« Jurrasic »), société fermée de pétrole et de gaz, un an avant que cette société ne fasse faillite. La faillite de Jurrasic a par la suite été annulée.
6) Bien que MM. C. H. Riddell et J. H. T. Riddell occupent des postes de haute direction au sein du commandité et consacrent une grande partie de leur temps aux affaires du commandité, ils ne touchent aucun salaire du commandité pour leurs services. Par conséquent, leurs fonctions au sein du commandité ne sont pas considérées comme leur occupation principale.

Postes de haute direction

Nom et ville de résidence	Poste	Occupation principale depuis les cinq dernières années
Clayton H. Riddell[1)] Calgary (Alberta)	Président du conseil	Président du conseil et chef de la direction de Paramount.
James H.T. Riddell[1)] Calgary (Alberta)	Président et chef de la direction	Président et chef de l'exploitation de Paramount depuis juin 2002. Avant cette date, M. Riddell a occupé divers postes au sein de Paramount.
Bernard K. Lee[1)] Calgary (Alberta)	Chef des finances	Chef des finances de Paramount depuis mai 2003. Avant cette date, M. Lee a occupé plusieurs postes de haute direction au sein d'Alberta Energy Company Ltd. et de la société qui l'a remplacée, EnCana Corporation, le dernier poste de haute direction occupé étant celui de vice-président et conseiller général, Entreprises commerciales, Expansion de la société.
John B. Williams Calgary (Alberta)	Chef de l'exploitation	Chef de l'exploitation de Trilogy depuis avril 2005. Auparavant, M. Williams a travaillé pour Paramount depuis 1998, occupant le poste de chef de l'exploitation général depuis juillet 2002 et de géologue principal avant cette date.
Charles E. Morin[1)] Calgary (Alberta)	Avocat-conseil et secrétaire général, directeur des terrains	Avocat-conseil et secrétaire général, directeur des terrains de Paramount.

Note :

1) Bien que MM. C. H. Riddell, J. H. T. Riddell, B. K. Lee et C. E. Morin occupent des postes de haute direction auprès du commandité et consacrent une grande partie de leur temps aux affaires du commandité, ils ne touchent aucun salaire du commandité pour leurs services. Par conséquent, leurs fonctions au sein du commandité ne sont pas considérées comme leur occupation principale.

Au 15 septembre 2005, les administrateurs et dirigeants du commandité, en tant que groupe, détenaient en propriété véritable ou contrôlaient, directement ou indirectement, 32 013 775 parts de fiducie, représentant environ 40,46 % des 79 133 395 parts de fiducie en circulation à cette date.

Certains administrateurs et dirigeants du commandité sont aussi administrateurs ou dirigeants ou actionnaires importants d'autres sociétés ou entités exerçant des activités liées au pétrole et au gaz en général et détiennent, dans certains cas, des participations dans des propriétés pétrolières et gazières dans lesquelles Trilogy a, ou peut avoir dans le futur, une participation. Par conséquent, il pourrait se présenter des situations où ces personnes seraient en conflit d'intérêts. Les conflits d'intérêts seront résolus conformément à la loi de l'Alberta intitulée *Business Corporations Act* et à la politique interne sur les conflits d'intérêts. La loi de l'Alberta intitulée *Business Corporations Act* stipule qu'un administrateur ou un dirigeant d'une entreprise qui est partie à un contrat important ou à un contrat important proposé avec la société, ou qui est administrateur ou dirigeant d'une personne qui est partie à un contrat important ou à un contrat important proposé avec la société, ou qui détient une participation importante dans une telle personne, en avise la société par écrit ou demande à celle-ci que le procès-verbal des réunions des administrateurs fasse état de la nature et de l'étendue de leur intérêt et, dans le cas d'un administrateur, précise qu'il doit s'abstenir de voter à l'égard d'une résolution visant à approuver le contrat, sauf dans certaines circonstances. La loi de l'Alberta intitulée *Business Corporations Act* stipule également que les administrateurs et dirigeants d'une société doivent agir honnêtement et de bonne foi en tenant compte de l'intérêt de la société. La politique interne du commandité concernant les conflits d'intérêts exige que ses administrateurs et ses dirigeants évitent de se placer dans une situation de conflit d'intérêts et, si une telle situation se produit, qu'elle soit divulguée de sorte que le commandité puisse approuver ou réprouver la situation, tout conflit d'intérêts réprouvé devant entraîner la cessation d'emploi immédiate du dirigeant ou la résiliation immédiate du mandat de l'administrateur.

De plus, il pourrait survenir certains conflits d'intérêts par suite des relations entre Paramount et la Fiducie. Bien que le fiduciaire soit indépendant de Paramount et des membres de son groupe, l'acte de fiducie confère au commandité la responsabilité de la gestion de la Fiducie et la prise de toutes les décisions importantes relativement à celle-ci. Deux des administrateurs du commandité sont administrateurs et dirigeants de Paramount. Le commandité dépendra

de Paramount Resources pour les services d'administration et d'exploitation relativement à l'entreprise de la Fiducie, de la société en commandite et des autres filiales de la Fiducie. Les administrateurs et dirigeants de Paramount et du commandité ont l'obligation fiduciaire de gérer Paramount et le commandité, respectivement, d'une manière avantageuse pour Paramount et le commandité, respectivement. Le commandité, à titre d'administrateur de la Fiducie, a le devoir de gérer les affaires de la Fiducie en tenant compte de l'intérêt de la Fiducie et, en qualité de commandité de la société en commandite, il a l'obligation fiduciaire de gérer la société en commandite de manière avantageuse pour tous les associés de celle-ci, y compris Holding Trust et, indirectement, la Fiducie. Les devoirs des administrateurs et des dirigeants du commandité et Paramount envers ces entités peuvent entrer en conflit avec les intérêts des porteurs de parts. Pour de plus amples renseignements sur les relations que Paramount et les membres de son groupe entretiennent avec la Fiducie et les membres de son groupe, voir « Contrats importants – Convention de services ».

MARCHÉ POUR LES TITRES

Les parts de fiducie sont inscrites à la Bourse de Toronto sous le symbole « TET.UN ».

Le tableau suivant présente la fourchette des cours de négociation mensuels ainsi que le volume des opérations sur les parts de fiducie depuis que celles-ci sont inscrites à la cote à la Bourse de Toronto le 6 avril 2005.

	Fourchette des cours ($)		
2005	**Haut**	**Bas**	**Volume des opérations**
Avril	17,00	15,20	9 609 188
Mai	17,35	15,36	6 861 542
Juin	18,45	16,24	3 770 045
Juillet	19,80	17,76	2 775 700
Août	20,00	18,91	3 125 444
Septembre (du 1er au 26)	27,72	18,91	2 525 897

REGISTRE DES DISTRIBUTIONS EN ESPÈCES

La Fiducie a effectué des distributions en espèces mensuelles de 0,16 $ par part de fiducie pour chacun des mois suivants : avril, mai, juin, juillet et août 2005. La Fiducie a annoncé une distribution en espèces de 0,25 $ par part de fiducie pour septembre 2005. Le conseil d'administration de l'administrateur a augmenté la distribution de septembre 2005 étant donné que la Fiducie avait une encaisse distribuable plus élevée en raison de l'augmentation du prix des produits.

Pour connaître la politique de Trilogy en matière de distributions en espèces aux porteurs de parts et obtenir d'autres renseignements sur les distributions en espèces, voir « Renseignements concernant Trilogy Energy Trust, Trilogy Holding Trust, Trilogy Energy LP et Trilogy Energy Ltd. – la Fiducie – Distributions ».

RENSEIGNEMENTS CONCERNANT TRILOGY ENERGY TRUST, TRILOGY HOLDING TRUST, TRILOGY ENERGY LP ET TRILOGY ENERGY LTD.

La Fiducie

Parts de fiducie

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de l'acte de fiducie. Chaque part de fiducie donne droit à son porteur à une voix lors des assemblées des porteurs de parts de fiducie et représente une fraction de participation véritable indivise égale dans les distributions (de revenu net, de gains en capital nets réalisés ou d'autres montants) effectuées par la Fiducie et dans l'actif net de la Fiducie, advenant son extinction ou sa liquidation. Toutes les parts de fiducie ont égalité de rang, sans discrimination, privilège ni priorité. Chaque part de fiducie est cessible, sous réserve de la conformité avec les lois canadiennes sur les valeurs mobilières applicables, ne comporte aucun droit de conversion ni aucun droit préférentiel de souscription, et permet à son porteur d'exiger que la Fiducie rachète, en totalité ou en partie, les parts de fiducie qu'il détient. Voir « La Fiducie – Droit de rachat ».

Les parts de fiducie ne représentent pas un placement traditionnel et ne devraient pas être considérées par les épargnants comme des « participations » dans la Fiducie. En qualité de porteurs de parts de fiducie au sein de la Fiducie, les porteurs de parts ne peuvent se prévaloir des droits prévus par la loi normalement associés à la propriété d'actions d'une société, y compris, entre autres, du droit d'intenter une action « en cas d'abus » ou une action « dérivée ». Le prix par part de fiducie est tributaire du revenu distribuable prévu provenant de Holding Trust et de

la capacité de la société en commandite d'assurer la croissance à long terme de la valeur de la Fiducie. Le cours des parts de fiducie est indicatif de différentes conjonctures, y compris, entre autres, des taux d'intérêt, des prix des marchandises et de la capacité de la Fiducie d'acquérir d'autres actifs. Tout changement de conjonctures peut influer défavorablement sur le cours des parts de fiducie.

Le rendement après impôt d'un placement dans des parts de fiducie pour les porteurs de parts assujettis à l'impôt canadien sur le revenu sera tributaire, en partie, de la composition, pour les besoins de l'impôt, des distributions versées par la Fiducie (dont des tranches peuvent être, en totalité ou en partie, imposables ou peuvent constituer des remboursements de capital non imposables). Pour les besoins de l'impôt, la composition de ces distributions peut changer au fil du temps, ce qui a ainsi pour effet d'influer sur le rendement après impôt pour les porteurs de parts.

Droits de vote spéciaux

Pour que la Fiducie bénéficie d'une certaine souplesse dans le cadre de l'acquisition de sociétés, l'acte de fiducie prévoit la création de droits de vote spéciaux qui permettront à la Fiducie de conférer des droits de vote à des porteurs d'actions échangeables qui peuvent être émises par des filiales de la Fiducie dans le cadre d'opérations sur ces actions.

Un nombre illimité de droits de vote spéciaux peuvent être créés et émis aux termes de l'acte de fiducie. Les titulaires de droits de vote spéciaux n'auront pas droit aux distributions, quelle qu'en soit la nature, effectuées par la Fiducie, pourront assister aux assemblées des porteurs de parts et auront droit au nombre de voix, lors de ces assemblées, que le conseil d'administration de l'administrateur peut prescrire dans la résolution autorisant l'émission des droits de vote spéciaux. Sauf pour ce qui est du droit d'assister et de voter aux assemblées des porteurs de parts, les droits de vote spéciaux ne conféreront à leur titulaire aucun autre droit.

Responsabilité limitée des porteurs de parts

L'acte de fiducie prévoit qu'aucun porteur de parts, en cette qualité, n'engage ni n'encourt quelque responsabilité que ce soit, directe ou indirecte, absolue ou éventuelle, contractuelle ou délictuelle, relativement à la Fiducie, ou encore à ses obligations ou à ses affaires, et, si un tribunal déclare que les porteurs de parts encourent une telle responsabilité, les obligations qui en découlent seront opposables à l'actif de la Fiducie uniquement et seront acquitter sur celui-ci seulement. Aux termes de l'acte de fiducie, la Fiducie garantira chaque porteur de parts contre les coûts, les responsabilités, les charges ou les frais engagés, ou les pertes ou les dommages subis, par le porteur de parts attribuables au fait qu'il ne bénéficie pas de la responsabilité limitée.

L'acte de fiducie prévoit que tous les contrats signés par la Fiducie, ou en son nom, doivent renfermer une disposition selon laquelle cette obligation ne liera pas les porteurs de parts personnellement. En vertu de la loi de l'Alberta intitulée *Income Trust Liability Act*, qui a été adoptée en Alberta le 1er juillet 2004, tout bénéficiaire d'une fiducie : a) qui est créée par un instrument de fiducie régi par les lois de l'Alberta; et b) qui est un émetteur assujetti, au sens de la loi de l'Alberta intitulée *Securities Act*, n'est pas responsable, en qualité de bénéficiaire, de tout acte ou de tout défaut ni de toute obligation ou de toute responsabilité du fiduciaire de la Fiducie.

Les activités de la Fiducie et de ses filiales en propriété exclusive sont menées, conformément aux conseils des conseillers, d'une certaine façon et dans certains territoires, pour éviter, dans la mesure du possible, tout risque important de responsabilité pour les porteurs de parts relativement aux réclamations, s'il en est, présentées contre la Fiducie, notamment en souscrivant une assurance appropriée, lorsqu'une telle assurance est offerte, pour l'exploitation de la société en commandite et en veillant à ce que les contrats signés par la Fiducie, ou en son nom, renferment une disposition selon laquelle ces obligations ne lient pas les porteurs de parts personnellement.

Émission de parts de fiducie

L'acte de fiducie prévoit que les parts de fiducie, y compris les droits, les bons de souscription (notamment ce qu'on appelle les « bons de souscription spéciaux » ou les « reçus de souscription » qui peuvent être exercés sans contrepartie additionnelle), les options et les autres titres permettant l'achat de parts de fiducie, la conversion en de telles parts ou l'échange contre de telles parts, peuvent être créées, émises, vendues et livrées selon les modalités et aux moments que le conseil d'administration de l'administrateur peut déterminer. L'acte de fiducie prévoit également que l'administrateur peut autoriser la création et l'émission de débentures, de billets et d'autres titres de créance de la Fiducie, lesquels peuvent être créés et émis à l'occasion selon les modalités, aux personnes et moyennant la contrepartie que le conseil d'administration de l'administrateur peut déterminer.

Distributions

La Fiducie entend verser des distributions en espèces aux porteurs de parts à chaque date de versement des distributions mensuelle correspondant aux flux de trésorerie de Trilogy Energy Trust. Les flux de trésorerie de Trilogy Energy Trust sont tributaires de nombreux facteurs, tels qu'ils sont décrits dans la présente notice annuelle, y compris du rendement financier de la société en commandite, des clauses restrictives et des titres de créance de la société en commandite et de Holding Trust ainsi que des besoins en matière de fonds de roulement et des besoins

futurs en capital de la société en commandite. L'acte de fiducie prévoit que la Fiducie doit distribuer aux porteurs de parts chaque année, sous réserve des restrictions imposées aux termes des ententes intervenues avec les prêteurs, la totalité de son revenu net, pour les besoins de l'impôt, pour l'année, et de ses gains en capital nets réalisés pour l'année ainsi que les autres montants applicables de façon qu'elle n'ait aucun impôt sur le revenu à payer pour l'année.

Les distributions à l'égard d'un mois sont versées aux porteurs de parts inscrits à la fermeture des bureaux à chaque date de clôture des registres pour les distributions. Dans le cas de tout mois, la distribution est versée à la date de versement des distributions.

Si l'administrateur juge que la Fiducie ne dispose pas de liquidités suffisantes pour verser le plein montant d'une distribution qu'elle déclare ou qui est prévue aux termes de l'acte de fiducie, le versement peut inclure l'émission de parts de fiducie additionnelles dont la valeur correspond à l'écart entre le montant de la distribution et le montant en espèces qui, de l'avis de l'administrateur, peut être affecté au versement de la distribution en question. L'acte de fiducie prévoit que les parts de fiducie en circulation seront regroupées immédiatement après toute distribution de parts de fiducie additionnelles dans de telles circonstances, de façon que chaque porteur de parts détienne, après le regroupement, le même nombre de parts de fiducie qu'il détenait avant la distribution de parts de fiducie additionnelles (sous réserve de la vente des parts de fiducie pour les besoins de l'acquittement des obligations en matière de retenue d'impôt de la Fiducie, au besoin).

Le rendement d'un placement effectué dans des parts de fiducie ne se compare pas à celui d'un placement effectué dans un titre à revenu fixe. Même si la Fiducie entend distribuer son encaisse disponible, ces distributions en espèces peuvent être réduites ou suspendues. Le montant réel distribué sera tributaire de nombreux facteurs, y compris du rendement financier, des clauses restrictives et des titres de créance ainsi que des besoins en matière de fonds de roulement et des besoins futurs en capital de la Fiducie. Par ailleurs, la valeur marchande des parts de fiducie peut se détériorer si la Fiducie ne peut respecter ses objectifs de distributions en espèces dans l'avenir, et cette détérioration peut se révéler importante.

Voir « Facteurs de risque – Risques liés aux parts de fiducie ».

Droit de rachat

Les parts de fiducie peuvent être rachetées à tout moment à la demande de leur porteur sur remise à la Fiducie d'un avis dûment signé et rempli selon lequel le porteur demande à la Fiducie de racheter les parts de fiducie qu'il détient. Dès que l'agent des transferts de la Fiducie reçoit l'avis de rachat des parts de fiducie, le porteur des parts de fiducie cesse par la suite de se voir conférer tout droit sur les parts de fiducie déposées aux fins de rachat (exception faite du droit de recevoir le paiement de rachat connexe, sauf s'il n'est pas effectué, tel qu'il est prévu), y compris le droit de recevoir les distributions connexes qui sont déclarées payables à une date postérieure à la date à laquelle la Fiducie reçoit l'avis de rachat.

Rachat en espèces

Dès que l'agent des transferts de la Fiducie reçoit l'avis de rachat des parts de fiducie, le porteur de parts déposant peut par la suite recevoir un prix par part de fiducie (le « prix de rachat sur le marché ») correspondant au moins élevé des pourcentages suivants : a) 90 % du cours par part de fiducie à la bourse principale à laquelle les parts de fiducie sont cotées aux fins de négociation au cours des 10 derniers jours de bourse précédant immédiatement la date de leur dépôt aux fins de rachat; ou b) 100 % du cours de clôture à la bourse principale à laquelle les parts de fiducie sont inscrites à la date de leur dépôt aux fins de rachat.

Le prix de rachat sur le marché global que la Fiducie doit payer à l'égard des parts de fiducie remises aux fins de rachat au cours de tout mois civil, sous réserve des restrictions indiquées ci-dessous, sera réglé au moyen d'un paiement en espèces le dernier jour du mois civil suivant le mois au cours duquel les parts de fiducie ont été déposées aux fins de rachat.

Les porteurs de parts ne recevront aucun montant en espèces au rachat des parts de fiducie qu'ils détiennent si :

a) le montant total que la Fiducie doit payer à l'égard des parts de fiducie en question et de toutes les autres parts de fiducie déposées aux fins de rachat au cours du même mois civil dépasse 50 000 $; pour autant que l'administrateur puisse, à son gré, renoncer à ce plafond à l'égard de toutes les parts de fiducie déposées aux fins de rachat au cours de tout mois civil. Si ce plafond ne fait pas ainsi l'objet d'une renonciation, les parts de fiducie déposées aux fins de rachat au cours du mois civil en question seront rachetées moyennant une contrepartie en espèces, compte tenu du prix de rachat sur le marché, et, sauf si les approbations réglementaires applicables sont requises, au moyen d'une distribution en nature de l'actif de la Fiducie, compte tenu du « prix de rachat en nature » (telle que cette expression est définie ci-dessous), qui peut inclure des billets de série 3 ou d'autres actifs que la Fiducie détient, sur une base proportionnelle;

b) au moment où les parts de fiducie visées sont déposées aux fins de rachat, les parts de fiducie en circulation ne sont pas inscrites aux fins de négociation à la BT ni négociées ou cotées à aucune bourse ni sur aucun marché qui, de l'avis du fiduciaire, à son gré, affiche des prix représentatifs de la juste valeur marchande des parts de fiducie;

c) la négociation normale des parts de fiducie est suspendue ou interrompue à toute bourse à laquelle elles sont inscrites aux fins de négociation ou, si elles ne sont pas ainsi inscrites, sur tout marché où elles sont cotées aux fins de négociation, à la date à laquelle les parts de fiducie déposées aux fins de rachat l'ont été auprès de la Fiducie ou pendant plus de cinq jours de bourse au cours de la période de cotations de 10 jours précédant la date de leur dépôt aux fins de rachat; ou

d) le rachat des parts de fiducie entraînera leur radiation de la cote de la bourse principale où elles sont inscrites.

Rachat en nature

Si un rachat en espèces ne peut être effectué dans le cas des parts de fiducie déposées aux fins de rachat par un porteur de parts, ce porteur de parts pourra alors toucher, au lieu du prix de rachat sur le marché par part de fiducie, un prix par part de fiducie (le « prix de rachat en nature ») correspondant à la juste valeur marchande d'une part de fiducie que l'administrateur établit, à son gré. Le prix de rachat en nature sera payé et réglé, sous réserve de l'obtention de toutes les approbations réglementaires nécessaires, sous forme de distribution en nature d'actifs de la Fiducie, qui pourra inclure des billets de série 3 ou d'autres actifs que la Fiducie détient (autres que les parts de Holding Trust), que l'administrateur détermine, à son gré.

Le prix de rachat en nature global que la Fiducie doit payer à l'égard des parts de fiducie remises aux fins de rachat au cours de tout mois civil doit être réglé par la cession en faveur du porteur de parts qui s'est prévalu du droit de rachat, ou à son ordre, d'actifs de la Fiducie, dans les cinq jours ouvrables suivant la fin du mois civil au cours duquel les parts de fiducie ont été déposées aux fins de rachat.

Ce droit de rachat ne devrait pas être le principal mécanisme permettant aux porteurs de parts de fiducie d'aliéner les parts de fiducie qu'ils détiennent. Les billets de série 3 pouvant être distribués en nature aux porteurs de parts dans le cadre d'un rachat ne seront inscrits à la cote d'aucune bourse, et aucun marché ne censé être créé pour leur négociation. Les billets de série 3 ne constitueront pas des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études.

Porteurs de parts non-résidents

Il est dans l'intérêt des porteurs de parts que la Fiducie soit admissible à titre de « fiducie de placement à participation unitaire » et de « fiducie de fonds commun de placement » en vertu de la Loi de l'impôt. En vertu de certaines dispositions de la Loi de l'impôt, les non-résidents et les sociétés de personnes non canadiennes ne peuvent en aucun cas être les propriétaires véritables de plus de 50 % de toutes les parts de fiducie en circulation. Par conséquent, afin de se conformer à ces dispositions, l'acte de fiducie prévoit certaines restrictions sur la propriété de parts de fiducie par des porteurs de parts qui sont des non-résidents ou des sociétés de personnes non canadiennes. À cet égard, l'administrateur peut, à tout moment et à l'occasion, à son gré, demander que le fiduciaire s'efforce raisonnablement, dans la mesure du possible dans les circonstances, d'obtenir des déclarations quant à la propriété effective, de mener des recherches quant au territoire de résidence des porteurs de parts, de dresser une liste des adresses postales des porteurs de parts véritables et de prendre les autres mesures que l'administrateur précise, aux frais de la Fiducie, pour déterminer le territoire de résidence des propriétaires véritables de parts de fiducie ou en donner une estimation, dans la pleine mesure du possible.

Si, à tout moment, le conseil d'administration de l'administrateur juge, à son gré, que cela est dans l'intérêt de la Fiducie, l'administrateur peut : (i) exiger que le fiduciaire refuse d'accepter une souscription de parts de fiducie de la part d'une personne, de lui émettre des parts de fiducie ou d'inscrire une cession de parts de fiducie en sa faveur, sauf si cette personne fournit une déclaration à l'administrateur selon laquelle les parts de fiducie devant lui être émises ou cédées ne seront pas, au moment de leur émission ou de leur cession, détenues en propriété effective par un non-résident ni une société de personnes non canadienne; (ii) dans la mesure du possible dans les circonstances, envoyer un avis à des porteurs inscrits de parts de fiducie qui sont détenues en propriété effective par des non-résidents ou des sociétés de personnes non canadiennes, choisis dans l'ordre inverse de l'ordre d'acquisition ou d'inscription des parts de fiducie visées, ou de toute autre manière qu'il peut juger juste et réalisable, les enjoignant de vendre les parts de fiducie qu'ils détiennent qui sont détenues en propriété effective par des non-résidents ou des sociétés de personnes non canadiennes, ou une tranche précise de celles-ci, dans un délai prescrit d'au moins 60 jours. Si les porteurs de parts qui reçoivent l'avis en question n'ont pas vendu le nombre précisé des parts de fiducie visées ou fourni à l'administrateur une preuve satisfaisante selon laquelle ces parts de fiducie ne sont pas détenues en propriété effective par des non-résidents ni des sociétés de personnes non canadiennes dans ce délai,

l'administrateur peut, au nom du porteur de parts inscrit en cause, vendre les parts de fiducie et, entre-temps, suspendre les droits de vote et les droits aux distributions qui y sont afférents et effectuer toute distribution à leur égard en en déposant le montant dans un compte bancaire distinct détenu auprès d'une banque à charte canadienne (déduction faite des taxes et des impôts applicables). Toute vente doit être effectuée à toute bourse à la cote de laquelle les parts de fiducie sont alors inscrites et, au moment de cette vente, les porteurs visés cessent d'être des porteurs des parts de fiducie ainsi aliénées et ne se voient conférer que le droit de recevoir le produit net tiré de la vente et toute distribution connexe déposée, tel qu'il est indiqué ci-dessus, déduction faite des taxes et des impôts applicables et des coûts de la vente, au moment de la remise des certificats représentant les parts de fiducie visées; (iii) radier de la cote de toute bourse non canadienne les parts de fiducie; et (iv) prendre les autres mesures que son conseil d'administration juge, à son gré, appropriées dans les circonstances qui auront pour effet de réduire ou de limiter le nombre de parts de fiducie détenues par des non-résidents ou des sociétés de personnes non canadiennes, de façon qu'au plus 49 % des parts de fiducie en circulation soient détenues en propriété effective par des non-résidents ou des sociétés de personnes non canadiennes.

Assemblées des porteurs de parts

L'acte de fiducie prévoit que des assemblées des porteurs de parts doivent être convoquées et tenues, entre autres, pour la nomination ou la destitution du fiduciaire, la nomination ou la destitution des vérificateurs de la Fiducie, l'approbation des modifications apportées à l'acte de fiducie (sauf tel qu'il est indiqué à la rubrique « Modifications apportées à l'acte de fiducie ») et la vente des biens de la Fiducie, en totalité ou en quasi-totalité, ainsi que pour que la liquidation des affaires de la Fiducie soit entreprise. Des assemblées des porteurs de parts seront convoquées et tenues chaque année, entre autres, pour l'élection des administrateurs du commandité et la nomination des vérificateurs de la Fiducie. À l'heure actuelle, les vérificateurs ont été nommés provisoirement en attendant la tenue d'un vote à la première assemblée des porteurs de parts.

Le fiduciaire peut convoquer une assemblée des porteurs de parts à tout moment et pour quelque motif que ce soit. Une telle assemblée doit être convoquée, sauf dans certaines circonstances, si les porteurs d'au moins 5 % des parts de fiducie alors en circulation en font la demande par écrit. Une demande doit, entre autres, faire état, de façon raisonnablement détaillée, de la question pour laquelle l'assemblée doit être convoquée.

Les porteurs de parts peuvent assister et voter à toutes les assemblées des porteurs de parts en personne ou par procuration et un fondé de pouvoir n'est pas tenu d'être un porteur de parts. Deux personnes présentes ou représentées par procuration et représentant au total au moins 5 % des droits de vote afférents à toutes les parts de fiducie en circulation constituent un quorum aux fins des délibérations à ces assemblées. Pour déterminer le quorum, les titulaires des droits de vote spéciaux émis qui assistent en personne à l'assemblée seront considérés comme représentant les parts de fiducie en circulation équivalant, en nombre, aux voix afférentes à ces droits de vote spéciaux.

L'acte de fiducie renferme des dispositions quant à l'avis exigé et aux autres procédures concernant la convocation et la tenue des assemblées des porteurs de parts conformément aux exigences des lois applicables.

Exercice des droits de vote afférents aux titres de Holding Trust et du commandité

Aux termes de l'acte de fiducie, le fiduciaire ne peut exercer les droits de vote afférents aux parts de Holding Trust, aux titres de la Fiducie du commandité ou, s'il y a lieu, aux billets de Holding Trust; exercer les droits de vote afférents aux titres de la Fiducie de la société en commandite ni autoriser Holding Trust ou le commandité à exercer les droits de vote afférents à leur participation respective dans la société en commandite afin d'autoriser :

a) toute vente, toute location ou toute autre aliénation de la totalité ou de la quasi-totalité de l'actif du commandité, de Holding Trust ou de la société en commandite, sauf parallèlement à une réorganisation interne ou aux termes d'un nantissement conformément aux dispositions de l'acte de fiducie;

b) toute fusion, tout arrangement, toute réorganisation, toute recapitalisation, tout regroupement d'entreprises ou toute opération analogue mettant en cause Holding Trust ou la société en commandite, sauf parallèlement à une réorganisation interne;

c) toute modification importante apportée à l'acte relatif aux billets de Holding Trust, autre qu'une modification qui ne porte pas atteinte à la Fiducie;

d) la liquidation ou la dissolution du commandité, de Holding Trust ou de la société en commandite avant la fin de la durée de la Fiducie; ou

e) toute modification importante apportée à la déclaration de fiducie de Holding Trust, à la convention de société en commandite ou aux documents constitutifs du commandité, d'une manière qui porte atteinte à la Fiducie,

sans en avoir obtenu l'approbation des porteurs de parts par voie de résolution spéciale à une assemblée des porteurs de parts convoquée à cette fin.

Fiduciaire

La Société de fiducie Computershare du Canada est le fiduciaire de la Fiducie. Le fiduciaire doit, entre autres, accepter les souscriptions de parts de fiducie et émettre des parts de fiducie aux termes de celles-ci, tenir les livres comptables de la Fiducie et fournir au moment opportun des rapports aux porteurs de parts de fiducie. L'acte de fiducie prévoit que le fiduciaire doit exercer les pouvoirs qui lui sont conférés et s'acquitter des fonctions qui lui incombent avec honnêteté, bonne foi et au mieux des intérêts de la Fiducie, avec la prudence, la diligence et la compétence dont ferait preuve un fiduciaire d'une prudence raisonnable placé dans des circonstances semblables.

Le fiduciaire doit s'abstenir d'acquérir un placement : a) qui ferait que la Fiducie ne soit plus considérée soit comme une « fiducie de placement à participation unitaire », soit comme une « fiducie de fonds commun de placement » pour les besoins de la Loi de l'impôt au moment de l'acquisition du placement; ou b) qui ferait, comme conséquence directe de cette acquisition, qu'une part de fiducie soit alors considérée comme un « bien étranger », au sens des dispositions de la Loi de l'impôt.

Le mandat initial du fiduciaire prend fin à la troisième assemblée annuelle des porteurs de parts. Les porteurs de parts doivent, à la troisième assemblée annuelle des porteurs de parts, reconduire le mandat du fiduciaire ou lui nommer un remplaçant pour un autre mandat de trois ans et, par la suite, les porteurs de parts doivent reconduire le mandat du fiduciaire ou lui nommer un remplaçant à l'assemblée annuelle des porteurs de parts trois ans après la reconduction de son mandat ou la nomination de son remplaçant. Le fiduciaire peut également être destitué par voie de résolution spéciale des porteurs de parts. Cette démission ou destitution entre en vigueur lorsque le fiduciaire remplaçant accepte sa nomination.

Délégation de pouvoir, administration et régie de la Fiducie

Le conseil d'administration de l'administrateur se voit généralement déléguer le pouvoir de prendre les décisions de gestion importantes de la Fiducie aux termes de la convention d'administration. En particulier, le fiduciaire a délégué à l'administrateur la responsabilité inhérente : a) à un placement (au sens de l'acte de fiducie); b) au maintien de la conformité avec toutes les lois applicables, y compris dans le cadre d'un placement; c) à toutes les questions portant sur le contenu de tout document de placement (au sens de l'acte de fiducie), l'exactitude des renseignements divulgués dans celui-ci et l'attestation connexe; d) à toutes les questions concernant toute convention de prise ferme ou toute convention de placement pour compte prévoyant la vente de parts de fiducie ou de droits sur celles-ci; e) à toutes les questions portant sur le rachat de parts de fiducie; f) à toutes les questions portant sur les droits de vote afférents à tout placement effectué dans l'actif de la Fiducie ou à tout placement subséquent; et g) à toutes les questions portant sur les pouvoirs spécifiques dont il est question dans l'acte de fiducie.

Responsabilité du fiduciaire

Le fiduciaire, ses administrateurs, dirigeants, employés, actionnaires et mandataires n'engagent pas de responsabilités, notamment de nature délictuelle ou contractuelle, envers les porteurs de parts ou toute autre personne, relativement à toute question concernant la Fiducie ou ses biens, découlant de l'exercice par le fiduciaire de tout pouvoir, notamment discrétionnaire, qui lui est conféré aux termes de l'acte de fiducie, y compris, entre autres, de toute erreur de jugement, de toute mesure qui a ou n'a pas été prise de bonne foi en s'en remettant à des documents qui sont à première vue dûment signés, de toute dépréciation subie par les biens de la Fiducie ou de toute perte pour ceux-ci, attribuable à la vente de tout actif, de toute inexactitude de toute évaluation fournie par toute autre personne qualifiée, du fait de s'en être remis à une telle évaluation, de tout geste posé par l'administrateur ou toute autre personne à qui le fiduciaire a, avec le consentement de l'administrateur, délégué une des fonctions qui lui incombent en vertu des présentes, ou de toute omission d'agir de sa part, ou de tout autre geste posé ou de toute autre omission d'agir (y compris toute omission d'astreindre de quelque façon que ce soit tout fiduciaire à remédier à toute violation fiduciaire ou à toute omission de la part de l'administrateur de s'acquitter des fonctions qui lui incombent, ou qui lui sont déléguées, aux termes de l'acte de fiducie ou de tout autre contrat), sauf si, et dans la mesure où, ces responsabilités découlent principalement et directement de la négligence grave, d'une omission volontaire ou d'une fraude de la part du fiduciaire ou d'un de ses administrateurs, dirigeants, employés, actionnaires ou mandataires. Si le fiduciaire a retenu les services d'un expert, d'un conseiller ou d'un conseiller juridique compétent relativement à toute question liée aux fonctions qui lui incombent aux termes de l'acte de fiducie, il peut mettre à exécution les conseils de cet expert, de ce conseiller ou de ce conseiller juridique, ou encore refuser de le faire. Qui plus est, il ne sera pas tenu responsable de toute perte ni de toute responsabilité en découlant et est pleinement protégé à cet égard. Dans le cadre de l'exercice des pouvoirs, notamment discrétionnaires, qui lui sont conférés aux termes de l'acte de fiducie, le fiduciaire agit, et est réputé, de façon irréfutable, agir, en qualité de fiduciaire de l'actif de la Fiducie et n'est pas tenu personnellement responsable, dans le cas de la Fiducie ou de ses biens, des dettes, des obligations, des réclamations, des demandes, des jugements, des coûts, des charges ni des frais

connexes. Par ailleurs, l'acte de fiducie renferme d'autres dispositions d'usage ayant pour effet de limiter la responsabilité du fiduciaire.

Modifications apportées à l'acte de fiducie

L'acte de fiducie peut être modifié à l'occasion par voie de résolution spéciale.

Le fiduciaire peut, sans devoir en obtenir l'approbation des porteurs de parts, modifier l'acte de fiducie aux fins suivantes :

a) assurer le maintien de la conformité de la Fiducie avec les lois ou les exigences applicables de tout organisme gouvernemental ou de toute autorité gouvernementale du Canada ou d'une province du Canada;

b) s'assurer que la Fiducie se conformera aux dispositions de chacun des paragraphes 108(2) et 132(6) de la Loi de l'impôt, dans sa version modifiée ou remplacée à l'occasion;

c) veiller à ce que cette protection supplémentaire s'applique aux intérêts des porteurs de parts, selon ce qu'il peut juger opportun;

d) remédier à tout conflit ou supprimer toute incompatibilité entre les dispositions de l'acte de fiducie ou de tout acte complémentaire et de toute autre convention de la Fiducie ou de tout document de placement aux termes duquel des titres de la Fiducie sont émis à l'égard de la Fiducie, ou de toute loi ou de tout règlement applicable en vigueur dans tout territoire, pour autant qu'il soit d'avis que cela ne porte pas atteinte à ses droits ni aux droits des porteurs de parts;

e) corriger ou rectifier les ambiguïtés, les dispositions irrégulières ou incompatibles, les erreurs ou les omissions, pour autant qu'il soit d'avis que cela ne porte pas atteinte à ses droits ni aux droits des porteurs de parts;

f) apporter les autres modifications qui, à son avis, sont nécessaires ou souhaitables en raison des modifications, réelles ou proposées, des lois fiscales ou autres lois, ou de leur application ou exécution; ou

g) changer le *situs* de la Fiducie, ou les lois qui la régissent, lorsque cela est, à son avis, souhaitable pour que les porteurs de parts puissent être visés par toute législation ayant pour effet de limiter leur responsabilité.

Offre publique d'achat

L'acte de fiducie renferme des dispositions selon lesquelles si une offre publique d'achat visant les parts de fiducie est faite et qu'au moins 90 % des parts de fiducie (autres que les parts de fiducie détenues, à la date de l'offre publique d'achat, par l'initiateur, les personnes avec lesquelles il a un lien ou les membres de son groupe, ou en leur nom) sont prises en livraison et payées par l'initiateur, l'initiateur pourra acquérir les parts de fiducie détenues par les porteurs de parts qui n'ont pas accepté l'offre publique d'achat, conformément aux modalités qu'il a établies.

Extinction de la Fiducie

Les porteurs de parts peuvent voter en faveur de l'extinction de la Fiducie à toute assemblée des porteurs de parts dûment convoquée à cette fin, sous réserve des conditions suivantes : a) un vote ne peut être tenu que si les porteurs d'au moins 25 % des parts de fiducie en circulation en ont fait la demande par écrit; b) un quorum formé de porteurs représentant 50 % des parts de fiducie émises et en circulation présents ou représentés par procuration doit être atteint; et c) l'extinction doit être approuvée par voie de résolution spéciale des porteurs de parts.

La Fiducie sera maintenue jusqu'à la première des éventualités suivantes, à savoir le 31 décembre 2104 ou la date qui correspond au jour précédant la date, le cas échéant, à laquelle la Fiducie deviendrait par ailleurs caduque en vertu de toute règle d'interdiction de perpétuités applicable alors en vigueur en Alberta. Sauf si la Fiducie a déjà cessé ses activités ou été prolongée au moyen d'un vote des porteurs de parts, le fiduciaire doit entreprendre la liquidation des affaires de la Fiducie à la date qu'il peut fixer, soit au plus tard deux ans avant la fin de la durée de la Fiducie. Si la Fiducie est liquidée, le fiduciaire vendra et convertira en espèces les biens de la Fiducie dans le cadre d'une seule opération ou d'une série d'opérations lors d'une vente publique ou d'une vente de gré à gré et posera tous les autres gestes appropriés en vue de la liquidation des biens de la Fiducie. Par ailleurs, il doit se conformer à tous les égards aux instructions, s'il en est, des porteurs de parts à l'égard de l'extinction autorisée dans le cadre de la résolution spéciale autorisant l'extinction de la Fiducie. En aucun cas la Fiducie ne sera liquidée avant que les participations au revenu net ou les droits de redevance aient été aliénés en totalité, et en aucun cas un porteur de parts n'en viendra à posséder un droit de redevance ni une participation au revenu net. Après avoir payé, honoré ou acquitté toutes les obligations connues de la Fiducie, ou constitué une provision à cet égard, et après avoir prévu une garantie contre toutes les autres obligations non réglées, le fiduciaire doit distribuer au prorata le reliquat du produit

tiré de la vente de l'actif ainsi que tout montant en espèces qui fait partie des biens de la Fiducie aux porteurs de parts.

Rapports aux porteurs de parts

Les états financiers de la Fiducie seront vérifiés chaque année par un cabinet de comptables agréés reconnu indépendant. Les états financiers vérifiés et non vérifiés de la Fiducie seront déposés publiquement et postés aux porteurs de parts et en conformité avec les lois sur les valeurs mobilières applicables et l'acte de fiducie. L'exercice de la Fiducie prend fin le 31 décembre. PricewaterhouseCoopers s.r.l. sont les vérificateurs de la Fiducie.

La Fiducie est également assujettie aux obligations d'information continue prévues dans les lois sur les valeurs mobilières applicables.

Holding Trust

La déclaration de fiducie de Holding Trust renferme des dispositions qui sont, pour l'essentiel, analogues à celles de l'acte de fiducie. Les principales différences entre la déclaration de fiducie de Holding Trust et l'acte de fiducie sont décrites ci-dessous.

Généralités

Holding Trust est une fiducie de placement, et ses activités se limitent, pour l'essentiel, à l'acquisition de titres de la société en commandite et d'autres sociétés, sociétés de personnes, fiducies ou autres personnes qui prennent part à l'acquisition, à l'exploration, à la mise en valeur, à l'exploitation et à l'aliénation de tous les types d'actifs liés aux secteurs du pétrole, du gaz naturel et de l'énergie, aux placements effectués dans ces titres, à leur détention, à leur cession, à leur aliénation et à toute autre opération les visant, ainsi qu'à d'autres activités connexes.

Fiduciaire et régie

Le fiduciaire de Holding Trust est La Société Canada Trust. Le fiduciaire de Holding Trust supervise les activités et gère les affaires de Holding Trust.

La déclaration de fiducie de Holding Trust prévoit que, sous réserve de ses modalités, le fiduciaire de Holding Trust peut, à l'égard de l'actif de Holding Trust, exercer tous les droits, pouvoirs et privilèges qui pourraient l'être par un propriétaire en common law et un propriétaire véritable, et supervisera les placements et gèrera les affaires de Holding Trust. Aux termes de la déclaration de fiducie de Holding Trust, un non-résident ne peut agir en qualité de fiduciaire. Le fiduciaire de Holding Trust doit, entre autres :

a) agir pour le compte de Holding Trust, voter en son nom et la représenter, en qualité de commanditaire de la société en commandite;

b) tenir les registres et fournir les rapports à ses porteurs de parts;

c) superviser les activités de Holding Trust; et

d) procéder au versement de l'encaisse disponible de Holding Trust à ses porteurs de parts.

Opérations fondamentales

La déclaration de fiducie de Holding Trust prévoit que Holding Trust ne peut conclure ni exécuter certaines opérations fondamentales sans en avoir préalablement obtenu l'approbation écrite du porteur ou des porteurs des deux tiers des parts de Holding Trust en circulation. Par ailleurs, la déclaration de fiducie de Holding Trust prévoit que Holding Trust ne peut exercer les droits de vote afférents aux titres de la société en commandite qu'elle détient, afin d'autoriser, entre autres :

a) toute vente, toute location ou toute autre aliénation de la totalité ou de la quasi-totalité de l'actif de la société en commandite, sauf parallèlement à une réorganisation interne;

b) toute fusion, tout arrangement, toute réorganisation, toute recapitalisation, tout regroupement d'entreprises ou toute opération analogue mettant en cause la société en commandite, sauf parallèlement à une réorganisation interne;

c) la liquidation ou la dissolution de la société en commandite avant la fin de la durée de Holding Trust; ou

d) toute modification importante apportée à la convention de société en commandite aux termes de laquelle la société en commandite est créée, d'une manière qui porte atteinte à Holding Trust;

sans en avoir préalablement obtenu l'autorisation écrite du porteur ou des porteurs des deux tiers des parts de Holding Trust émises et en circulation.

Distributions

La déclaration de fiducie de Holding Trust prévoit que Holding Trust versera des distributions en espèces mensuelles aux porteurs inscrits de parts de Holding Trust le dernier jour ouvrable de chaque mois. Ces distributions seront versées à la même date que la date de versement des distributions de la Fiducie (soit vers le 15e jour de chaque mois). La totalité de l'encaisse disponible de Holding Trust sera distribuée aux porteurs de parts de Holding Trust sous forme de distributions en espèces mensuelles, après l'acquittement des obligations qui lui incombent au titre de la dette (capital et intérêts) et le règlement des rachats en espèces de parts de Holding Trust et de billets de Holding Trust. La déclaration de fiducie de Holding Trust prévoit que Holding Trust doit distribuer aux porteurs de parts de Holding Trust chaque année, sous réserve des restrictions imposées aux termes des ententes intervenues avec les prêteurs, la totalité de son revenu net, pour les besoins de l'impôt, pour l'année, et de ses gains en capital nets réalisés pour l'année ainsi que les autres montants applicables de façon qu'elle n'ait aucun impôt sur le revenu à payer pour l'année.

Si le fiduciaire de Holding Trust juge que Holding Trust ne dispose pas de liquidités suffisantes pour verser le plein montant d'une distribution, le versement peut inclure l'émission de parts de Holding Trust et de billets de Holding Trust additionnels dont la valeur correspond à l'écart entre le montant de la distribution et le montant en espèces qui, de l'avis du fiduciaire de Holding Trust, peut être affecté au versement de la distribution en question. La valeur de chaque part de Holding Trust ou de chaque billet de série 1 de Holding Trust ainsi émis correspondra à son prix de rachat.

Billets de Holding Trust

Les billets de Holding Trust peuvent être émis en séries aux termes de l'acte relatif aux billets de Holding Trust. Dans le cadre de l'arrangement, Holding Trust a émis à la Fiducie des billets de série 1 dont le montant en capital s'élève à 1 205 201 607 $. Holding Trust réserve l'émission des billets de série 2 de Holding Trust exclusivement aux porteurs de parts de Holding Trust en règlement intégral ou partiel du prix de rachat des parts de Holding Trust. Holding Trust réserve l'émission des billets de série 3 de Holding Trust exclusivement aux fins du règlement intégral ou partiel du prix de rachat des billets de série 1, selon ce que le fiduciaire de Holding Trust peut décider.

Aux termes de l'acte relatif aux billets de Holding Trust, les billets de série 1, les billets de série 2 de Holding Trust et les billets de série 3 de Holding Trust peuvent être émis en dollars canadiens, en coupures de 100 $ et en multiples entiers de 100 $.

Intérêt et échéance

Les billets de série 1 de Holding Trust sont payables sur demande, viennent, dans tous les cas, à échéance le 1er avril 2030, sont non productifs d'intérêt avant leur échéance ou leur paiement sur demande et, par la suite, porteront intérêt au taux annuel de 9 %, payable mensuellement, à terme échu, ce paiement devant être effectué vers le 15e jour du mois suivant celui auquel il se rapporte. Chaque billet de série 2 de Holding Trust viendra à échéance à une date fixée au moment de son émission (pour autant qu'en aucun cas la date d'échéance ne corresponde à une date postérieure au premier jour ouvrable suivant le 5e anniversaire de sa date d'émission) et porte intérêt à un taux d'intérêt du marché fixé au moment de son émission, dans chaque cas, tel que le fiduciaire de Holding Trust l'établit, et l'intérêt est payable mensuellement, à terme échu, ce paiement devant être effectué vers le 15e jour du mois suivant celui auquel il se rapporte. Chaque billet de série 3 de Holding Trust viendra à échéance au 20e anniversaire de sa date d'émission et porte intérêt à un taux d'intérêt du marché que le fiduciaire de Holding Trust doit fixer au moment de son émission, et l'intérêt est payable mensuellement, à terme échu, ce paiement devant être effectué vers le 15e jour du mois suivant celui auquel il se rapporte.

Paiement à l'échéance

À l'échéance (qui, dans le cas de tout billet de série 1 de Holding Trust, correspond à la date à laquelle il doit être payé ou au 1er avril 2030), Holding Trust remboursera les billets de série 1 de Holding Trust, les billets de série 2 de Holding Trust ou les billets de série 3 de Holding Trust en versant au fiduciaire, aux termes de l'acte relatif aux billets de Holding Trust, une somme correspondant au montant en capital des billets de série 1 de Holding Trust, des billets de série 2 de Holding Trust ou des billets de série 3 de Holding Trust, selon le cas, en circulation qui sont alors venus à échéance, ainsi que les intérêts courus et impayés connexes.

Rachat

Les billets de série 1 de Holding Trust, les billets de série 2 de Holding Trust et les billets de série 3 de Holding Trust peuvent ou pourront être rachetés au gré de Holding Trust avant leur échéance. Si Holding Trust décide de racheter, en totalité ou en partie, les billets de série 1 de Holding Trust, le fiduciaire de Holding Trust peut, à son gré, décider d'émettre des billets de série 3 de Holding Trust aux fins du règlement intégral ou partiel du prix de rachat des billets de série 1 de Holding Trust.

Subordination

Le paiement du montant en capital des billets de série 1 de Holding Trust, des billets de série 2 de Holding Trust ou des billets de série 3 de Holding Trust, selon le cas, et des intérêts connexes sera subordonné, quant au droit de paiement, au paiement préalable intégral du capital de toute créance prioritaire, qui est ou sera définie comme l'ensemble des dettes et des obligations de Holding Trust qui, selon les modalités de l'effet les créant ou les attestant, ne sont pas, quant au droit de paiement, subordonnées ni de rang égal à la dette attestée par l'acte relatif aux billets de Holding Trust, des intérêts courus et impayés connexes et de tous les autres montants dus à son égard. L'acte relatif aux billets de Holding Trust prévoit que, dans le cas de toute créance prioritaire, les créanciers pourront en recevoir le paiement intégral, au moment de toute distribution de l'actif de Holding Trust, en cas de dissolution, de liquidation, de réorganisation ou de toute autre procédure analogue visant Holding Trust, avant que les porteurs des billets de série 1 de Holding Trust, des billets de série 2 de Holding Trust et des billets de série 3 de Holding Trust soient autorisés à recevoir quelque paiement que ce soit.

Les billets de série 1 de Holding Trust, les billets de série 2 de Holding Trust et les billets de série 3 de Holding Trust constituent ou constitueront des créances non garanties de Holding Trust.

Défaut

L'acte relatif aux billets de Holding Trust prévoit que les situations suivantes constituent un cas de défaut : (i) tout défaut de paiement du capital des billets de série 1 de Holding Trust, des billets de série 2 de Holding Trust ou des billets de série 3 de Holding Trust, lorsqu'il devient dû et la poursuite de ce défaut pendant 10 jours ouvrables; (ii) tout défaut de paiement de tout intérêt dû sur les billets de série 1 de Holding Trust, les billets de série 2 de Holding Trust ou les billets de série 3 de Holding Trust, et la poursuite de ce défaut pendant 15 jours ouvrables; (iii) tout non-respect ou toute inexécution de toute autre condition ou de tout autre engagement prévu dans l'acte relatif aux billets de Holding Trust et la poursuite de ce non-respect ou de cette inexécution pendant 30 jours après que le fiduciaire a donné un avis écrit en ce sens, enjoignant Holding Trust d'y remédier; (iv) s'il survient, à l'égard de toute dette de Holding Trust dont le montant en capital impayé se chiffre à au moins 10 millions de dollars, un cas de défaut qui a fait que le créancier l'a déclarée due et remboursable avant son échéance et que cette dette n'est pas remboursée intégralement ou que son remboursement anticipé n'est pas annulé dans les 30 jours qui le suivent; et (v) certains cas de dissolution, de liquidation, de réorganisation ou toute autre procédure analogue visant Holding Trust. Les dispositions qui régissent un cas de défaut aux termes de l'acte relatif aux billets de Holding Trust et les recours qui y sont prévus n'ont pas pour effet d'offrir une protection aux porteurs de billets de série 1 de Holding Trust, de billets de série 2 de Holding Trust ou de billets de série 3 de Holding Trust qui serait comparable à celle prévue dans les dispositions qui s'appliquent généralement aux titres de créance émis dans le public.

Société en commandite

Généralités

La société en commandite est une société en commandite établie en vertu des lois de la province de l'Alberta pour effectuer des placements dans des entreprises des secteurs du pétrole et du gaz naturel et dans les autres entreprises que les administrateurs du commandité peuvent déterminer, et pour diriger les activités d'exploration, de mise en valeur, de production et de commercialisation de ces entreprises, ainsi que pour exercer des activités connexes.

Commandité

L'unique commandité de la société en commandite est le commandité qui est responsable de l'administration et de la gestion de la société en commandite et qui, de façon générale, poursuit les buts, les objectifs et les activités de la société en commandite. Le commandité et Paramount Resources ont conclu la convention de services aux termes de laquelle les services de Paramount Resources ont été retenus pour qu'elle fournisse certains services administratifs et certains services d'exploitation au commandité pour l'aider à s'acquitter des fonctions et des obligations qui lui incombent en qualité de commandité de la société en commandite.

Parts de la société

La société en commandite est autorisée à émettre diverses catégories de parts. La société en commandite compte actuellement en circulation une catégorie de parts sans droit de vote (les « parts de catégorie A ») et les parts SC. Toutes les parts SC sont détenues par Holding Trust, et les parts de catégorie A sont détenues par le commandité et Holding Trust, Holding Trust détenant 90 % de celles-ci. Contrairement aux porteurs de parts de catégorie A, les porteurs de parts SC sont autorisés à recevoir les avis de convocation à toutes les assemblées des porteurs de parts de la société, ainsi qu'à assister et à voter à ces assemblées.

Distributions

La société en commandite distribue au commandité et aux commanditaires qui détiennent des parts SC de la société en commandite le dernier jour ouvrable de chaque mois leur quote-part de l'encaisse distribuable, tel qu'il est indiqué ci-dessous. Ces distributions sont versées dans les 30 jours suivant la fin de chaque mois et devraient être reçues par Holding Trust avant qu'elle verse ses distributions connexes à la Fiducie et par la Fiducie avant qu'elle verse ses distributions connexes aux porteurs de parts (soit vers le 15e jour de chaque mois).

L'encaisse distribuable représente, en général, la totalité de l'encaisse de la société en commandite, après l'acquittement des obligations qui lui incombent aux termes de la convention relative à la participation au revenu net et l'acquittement des obligations qui lui incombent au titre de la dette (capital et intérêts) et d'autres frais.

Répartition du revenu et de la perte pour les besoins de l'impôt sur le revenu

Le revenu gagné ou la perte subie par la société en commandite au cours de chaque exercice est réparti entre les porteurs de parts de catégorie A et les commanditaires par le biais des parts SC qu'ils détiennent, compte tenu de leur participation respective dans la société en commandite. Le revenu, pour les besoins de l'impôt, de la société en commandite, dans le cas d'un exercice donné, est attribué à chaque commanditaire en multipliant le revenu total réparti entre les commanditaires par une fraction, dont le numérateur correspond à la somme totale des distributions en espèces que le commanditaire en question reçoit à l'égard de l'exercice en cause, et dont le dénominateur correspond au montant total des distributions en espèces que la société en commandite verse à tous les commanditaires à l'égard de l'exercice en question.

Si, pour ce qui est d'un exercice donné, la société en commandite ne verse aucune distribution en espèces à ses associés ou qu'elle subit une perte pour les besoins de l'impôt, le revenu ou la perte, selon le cas, pour les besoins de l'impôt, de la société en commandite pour l'exercice en cause sera réparti entre les porteurs de parts de catégorie A et les porteurs de parts SC à la fin de l'exercice en question, proportionnellement au nombre de parts de la société que l'associé visé détient à cette date par rapport au nombre total de parts de la société émises et en circulation à cette même date.

Fonctions et pouvoirs du commandité

Le commandité a le pouvoir exclusif de gérer les activités et les affaires de la société en commandite, de prendre toutes les décisions concernant ses activités et de la lier. Le commandité doit exercer les pouvoirs qui lui sont conférés et s'acquitter des fonctions qui lui incombent avec honnêteté, bonne foi et au mieux des intérêts de la société en commandite, avec la prudence, la diligence et la compétence dont ferait preuve une personne d'une prudence raisonnable placée dans des circonstances semblables. Le commandité n'est autorisé à dissoudre la société en commandite, à liquider ses affaires ou à procéder à la vente de la totalité ou de la quasi-totalité de son actif que conformément aux dispositions de la convention de société en commandite.

Le pouvoir qui est conféré au commandité de gérer les activités et les affaires de la société en commandite inclut le pouvoir nécessaire ou accessoire à la poursuite des buts, des objectifs et des activités de la société en commandite, y compris, entre autres, la capacité de retenir les services de mandataires pour qu'ils l'aident à s'acquitter des obligations de gestion et des fonctions administratives qui lui incombent.

La convention de société en commandite prévoit que le conseil d'administration du commandité doit approuver toutes les opérations et les conventions importantes mettant en cause la société en commandite.

Opérations fondamentales

La convention de société en commandite prévoit que les associés de la société en commandite ne dissoudront pas la société en commandite ni ne procéderont à la vente de la totalité ou de la quasi-totalité de son actif (sauf dans le cas d'une réorganisation interne) sans en avoir préalablement obtenu l'approbation des porteurs d'au moins les deux tiers des parts SC.

Responsabilité limitée

La société en commandite est exploitée de façon à assurer, dans la pleine mesure du possible, la responsabilité limitée de ses commanditaires. Les commanditaires peuvent perdre leur responsabilité limitée dans certaines circonstances. La convention de société en commandite prévoit que le commandité garantira les commanditaires contre toutes les réclamations découlant de déclarations selon lesquelles leur responsabilité respective n'est pas limitée conformément à la convention de société en commandite, si la perte de responsabilité limitée est causée par la négligence dont il a fait preuve dans le cadre de l'acquittement des fonctions et des obligations qui lui incombent aux termes de la convention de société en commandite. Cependant, vu que le commandité ne compte aucune ressource financière ni aucun actif important, cette garantie peut n'avoir qu'une valeur symbolique.

Le commandité

Le commandité, qui est l'unique commandité de la société en commandite, est responsable de l'administration et de la gestion de la société en commandite et de la poursuite, de façon générale, des buts, des objectifs et des activités de celle-ci. Aux termes de l'acte de fiducie, de la déclaration de fiducie de Holding Trust et de la convention d'administration, le commandité est l'administrateur de la Fiducie et de Holding Trust, et est responsable de l'administration et de la gestion de leurs affaires et de leur exploitation au quotidien. Les administrateurs et les dirigeants du commandité sont responsables de la supervision et de la régie globales de la Fiducie et de ses filiales.

Le commandité a retenu les services de Paramount Resources aux termes de la convention de services pour qu'elle lui fournisse certains services administratifs et certains services d'exploitation et pour qu'elle l'aide à s'acquitter des fonctions et des obligations qui lui incombent en qualité de commandité de la société en commandite et d'administrateur de la Fiducie et de Holding Trust. Le commandité peut à l'occasion retenir les services d'autres tierces parties pour qu'elles fournissent certains services administratifs et certains services d'exploitation que la Fiducie et ses filiales requièrent, ou encore il peut cesser de retenir les services de tierces parties (y compris de Paramount Resources) et assurer la prestation de l'ensemble de ces services à l'interne.

LITIGES EN COURS

Des réclamations sont associées à certains actifs que la Fiducie a reçus aux termes de l'apport partiel de la Fiducie. Bien que le résultat de ces réclamations soit incertain et que rien ne garantisse que les réclamations seront résolues en faveur de la Fiducie, la Fiducie ne croit pas que le résultat des réclamations ou le montant qu'elle pourrait être tenue de verser en raison de ces réclamations auront un effet défavorable important sur sa situation financière, ses résultats d'exploitation ou sa liquidité.

DIRIGEANTS ET PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

Paramount Resources fournira des services d'exploitation et d'administration au commandité et, indirectement, à la Fiducie et à Holding Trust, aux termes de la convention de services, à l'égard desquels elle recevra des paiements afin d'être remboursée des frais engagés pour fournir ces services. Voir « Contrats importants – Convention de services ».

RENSEIGNEMENTS SUR LE COMITÉ DE VÉRIFICATION

Le texte intégral de la charte du comité de vérification est présenté à l'annexe C de la présente notice annuelle.

Le comité de vérification comprend trois membres, qui sont tous indépendants ou qui possèdent tous des compétences financières. La formation et l'expérience de chacun des membres du comité de vérification sont décrites ci-après.

Robert M. MacDonald

M. MacDonald est un homme d'affaires indépendant qui compte 27 années d'expérience dans les activités de courtage liées à l'énergie et est spécialisé dans le financement de sociétés pétrolières et gazières. Il a acquis cette expérience à titre de haut dirigeant de plusieurs banques canadiennes, notamment en travaillant pendant 18 années en Alberta et 9 années aux États-Unis. Son expérience comprend le financement de projets et le financement par emprunt, allant de solutions de rechange stratégiques aux opérations de crédit mezzanine, de préfinancement et de financement de créances prioritaires par la gestion de portefeuille et les arrangements en matière de prêt, et à la gestion du risque de crédit. M. MacDonald a été directeur du pétrole et du gaz, Services aux entreprises, de 1998 à 2004, de Marchés mondiaux CIBC Inc. En 1998, il a été directeur général de Koch Producer Services, division de courtage d'une société d'énergie établie aux États-Unis. De 1993 à 1998, il a été vice-président, Groupe pétrolier et gazier de la CIBC. Auparavant, M. MacDonald a occupé divers postes de haute direction au sein du secteur des services financiers au Canada et aux États-Unis. Il est Fellow de l'Institut des banquiers canadiens où il a obtenu un diplôme avec distinction et détient un baccalauréat en administration des affaires qu'il a obtenu avec distinction également. Depuis 2003, il est administrateur d'APF Energy Trust et fiduciaire de Newalta Income Fund, entités cotées en bourse, et administrateur de Newalta Corporation, entreprise en exploitation détenue en propriété exclusive par Newalta Income Fund.

M.H. (Mick) Dilger

M. Dilger est vice-président, Expansion de l'entreprise de Pembina Management Inc., l'administrateur de Pembina Pipeline Income Fund, un fonds de revenu canadien coté en bourse qui exerce des activités liées à la propriété et à l'exploitation d'infrastructures d'énergie dans l'Ouest canadien. M. Dilger a occupé des postes au sein d'Amerada Hess ainsi que divers autres postes de haute direction au sein de NOVA Corporation, de TransCanada Pipelines et,

récemment, avant d'entrer au service de Pembina, de VISTA Midstream Solutions, société intermédiaire qu'il a fondée en 1999. M. Dilger est aussi comptable agréé depuis 1989.

John G. (Jack) Williams

M. Williams est président et chef de la direction d'Adeco Exploration Company Ltd., producteur de pétrole et de gaz créé en 1993. De 1969 à 1979, il a été vice-président d'Adeco Drilling and Engineering Co. Ltd. et, de 1979 à 1993, président et chef de la direction de cette société. M. Williams a obtenu un diplôme en géologie appliquée de la Montana School of Mines en 1962 et a siégé au conseil d'administration de plusieurs producteurs de pétrole et de gaz et de sociétés de services liés au pétrole et au gaz.

FACTEURS DE RISQUE

Le texte qui suit est un sommaire des principaux facteurs de risque relativement à la Fiducie, à Holding Trust et à la société en commandite ainsi qu'à la propriété des parts de fiducie qui doivent être examinés attentivement.

Risques liés aux propriétés et aux actifs de la Fiducie

Questions d'ordre opérationnel

La propriété et l'exploitation de puits, de pipelines et d'installations de pétrole et de gaz naturel comportent un certain nombre de risques naturels et d'ordre opérationnel susceptibles de se traduire par des éruptions, des dommages causés à l'environnement ou d'autres conditions dangereuses ou imprévues pouvant endommager les propriétés ou entraîner une responsabilité éventuelle envers des tiers. La société en commandite applique des pratiques de gestion de risque avisées et maintient une assurance responsabilité adéquate et d'autres assurances, lorsqu'elles sont accessibles. La société en commandite peut être tenue responsable des dommages résultant de ces évènements et contre lesquels elle ne peut s'assurer ou contre lesquels elle peut décider de ne pas s'assurer parce que les primes sont trop élevées ou pour d'autres motifs. Les sommes engagées pour remédier à de tels dommages ou se libérer d'une telle responsabilité réduiront les flux de trésorerie de Trilogy Energy Trust.

La continuation de la production d'une propriété et, dans une certaine mesure, la commercialisation de la production qui en est tirée, sont largement tributaires des compétences de l'exploitant de la propriété. Si l'exploitant ne remplit pas adéquatement ses fonctions, les produits d'exploitation pourraient diminuer. Les paiements provenant de la production passent généralement par l'entremise de l'exploitant et il pourrait arriver que les produits d'exploitation soient reçus en retard ou que des frais supplémentaires doivent engagés pour les recouvrer si l'exploitant devenait insolvable.

Questions relatives aux titres de propriété

La Fiducie n'a pas obtenu d'avis juridique quant aux titres de propriété des actifs liés à l'apport partiel et ne peut garantir ni certifier l'absence de vices dans la chaîne de titres de propriété, lesquels pourraient faire en sorte que la société en commandite perde ses droits dans certains actifs liés à l'apport partiel. La correction des problèmes liés aux titres de propriété pourrait se traduire par des litiges et des frais supplémentaires. Si le vice d'un titre de propriété ne peut être corrigé, la société en commandite pourrait perdre une partie de ses droits dans les biens litigieux, ce qui entraînerait une diminution de la production et des flux de trésorerie de Trilogy Energy Trust.

Estimations des réserves

L'information concernant les réserves et la récupération présentée dans le rapport Paddock Lindstrom n'est qu'une estimation et la production réelle et les réserves finales tirées des actifs liés à l'apport partiel peuvent être supérieures ou inférieures aux estimations faites par Paddock Lindstrom. Les estimations des réserves de pétrole et de gaz naturel de la Fiducie dépendent en grande partie de la fiabilité des données techniques et géologiques disponibles. Les données géologiques et techniques sont utilisées pour déterminer la probabilité de l'existence d'un gisement de pétrole et de gaz naturel dans un endroit donné et dans quelle mesure le pétrole et le gaz naturel peuvent être extraits d'un gisement. La fiabilité des estimations des réserves dépend des évènements suivants : (i) que les règles fiscales et autres règlements gouvernementaux en vigueur, les contrats, le prix du pétrole et du gaz naturel et le prix d'autres produits demeureront les mêmes que ceux en vigueur à la date à laquelle les estimations sont faites; (ii) le rendement de la production des gisements; (iii) les décisions techniques importantes; (iv) le prix auquel le pétrole et le gaz naturel récupérés peuvent être vendus; (v) le coût associé à la récupération du pétrole et du gaz naturel; (vi) les conditions environnementales courantes associées aux sites de forage et de production; (vii) la disponibilité des techniques de récupération assistée; et (viii) la capacité d'acheminer le pétrole et le gaz naturel aux marchés.

Toute modification d'un ou de plusieurs de ces facteurs pourrait faire en sorte que les quantités connues de pétrole et de gaz naturel déjà estimées comme réserves prouvées ne puissent être récupérées. Par exemple, si le cours du pétrole ou du gaz naturel tombe à un niveau inférieur à leur coût de récupération dans un endroit donné, leur production ne serait pas commercialement avisée. Chacun de ces facteurs, qui a un impact sur le coût de récupération ou le taux de production, influera également sur la valeur actualisée des flux de trésorerie nets futurs des réserves estimatives. Bon nombre de facteurs, d'hypothèses et d'éléments variables utilisés pour estimer les réserves sont indépendants de notre volonté et peuvent s'avérer inexacts au fil du temps. Les résultats de forage, des essais et de la production après la date des estimations peuvent exiger des révisions importantes à la hausse ou à la baisse des données relatives aux réserves. Toute révision à la baisse pourrait se traduire par une production future moins élevée et nuire ainsi à la situation financière, aux perspectives futures et à la valeur marchande de la Fiducie.

Épuisement et durabilité des réserves

La Fiducie présente certaines caractéristiques uniques qui la distinguent des autres intervenants du secteur pétrolier et gazier. Les flux de trésorerie de Trilogy Energy Trust, en l'absence d'augmentations du prix des produits ou d'activités de mise en valeur et d'acquisition à prix économique, diminueront au fil du temps au même rythme que la production tirée des réserves générales de pétrole, de gaz naturel et de liquides de gaz naturel. La société en commandite ne réinvestira pas les rentrées de fonds de la même manière que les autres sociétés pétrolières et gazières traditionnelles. Par conséquent, en l'absence d'injection de capitaux, les niveaux de production initiaux et les réserves attribuables aux propriétés diminueront.

La production et les réserves de pétrole et de gaz naturel futures de la société en commandite, et par conséquent, ses rentrées de fonds, seront largement tributaires de la mesure dans laquelle elle réussira à exploiter ses réserves et à acquérir des réserves supplémentaires. Sans l'ajout de réserves obtenues au moyen d'acquisitions ou de travaux de mise en valeur, la production et les réserves de la société en commandite diminueront graduellement au fil de l'exploitation des réserves.

Les parts de fiducie n'auront aucune valeur lorsque les réserves des propriétés ne pourront plus être exploitées de façon économique et, par conséquent, les porteurs de parts devront obtenir un remboursement de capital investi sur les rentrées de fonds provenant de leur placement dans les parts de fiducie lorsque les réserves peuvent être récupérées de façon économique.

Il existe une forte concurrence relativement à tous les aspects du secteur pétrolier et gazier. La société en commandite livrera une concurrence énergique pour acquérir des réserves et recruter du personnel compétent à un grand nombre de sociétés pétrolières et gazières, dont bon nombre ont des ressources financières et autres ressources considérablement supérieures aux siennes.

Rien ne garantit que le commandité, au nom de la société en commandite, réussira à mettre en valeur ou à acquérir des réserves supplémentaires à des conditions qui respectent les objectifs de placement de la Fiducie.

Les indices de durée de vie des réserves estimatives des réserves de la société en commandite sont étroitement liés à l'exactitude de l'estimation des réserves, à la fluctuation du cours des produits, aux frais d'exploitation et au taux de redevances, qui peuvent tous avoir un effet sur la durée pendant laquelle les réserves peuvent être exploitées de façon économique.

Volatilité du prix des produits

Les résultats d'exploitation et la situation financière de la Fiducie dépendront des prix obtenus pour la production de pétrole et de gaz naturel. Les prix du pétrole et du gaz naturel ont fluctué énormément au cours des dernières années et sont déterminés par des facteurs liés à l'offre et à la demande, notamment les conditions météorologiques et la conjoncture économique générale ainsi que les conditions caractérisant d'autres régions productives de pétrole, qui sont indépendants de la volonté de la société en commandite ou de la Fiducie. Les prix obtenus pour la production au Canada tiennent également compte de la fluctuation du taux de change entre les dollars canadiens et américains. Toute diminution du prix du pétrole et du gaz naturel pourrait avoir une incidence défavorable importante sur les activités de la Fiducie, sa situation financière et le niveau des dépenses prévues pour mettre en valeur ses réserves de pétrole et de gaz naturel. Le commandité peut gérer le risque associé à la fluctuation du prix des produits et des taux de change en permettant à la société en commandite ou à la Fiducie d'effectuer, à l'occasion, des opérations de couverture sur le prix du pétrole brut et du gaz naturel et conclure des contrats de change à livrer. Dans la mesure où la société en commandite ou la Fiducie exercent des activités de gestion du risque liées au prix des produits et aux taux de change, elles pourraient s'exposer aux risques de crédit associés aux cocontractants avec qui elles concluent des contrats et aux risques inhérents aux instruments dérivés utilisés dans de telles activités de gestion du risque. De plus, les contrats de couverture de marchandises peuvent exiger, à l'occasion, des paiements sur marge, ce qui pourrait empêcher la Fiducie de faire des distributions aux porteurs de parts. Dans la mesure où le prix des produits augmente considérablement, les flux de trésorerie de Trilogy Energy Trust pourraient être touchés défavorablement si la Fiducie a des contrats de couverture qui ne lui permettent pas de réaliser les prix plus élevés.

Ententes de commercialisation

En raison de la convention d'option d'achat relative à la production conclue entre Paramount Resources et la société en commandite, la société en commandite sera exposée à plus de risques relativement à sa capacité de recouvrer les montants qui lui sont payables pour sa production tel qu'il est prévu dans la convention que si elle était partie à un contrat d'engagement relatif à la production avec une partie fiable non reliée ou une partie non reliée qui a fourni une garantie. Par conséquent, tout défaut de paiement pourrait faire en sorte que les flux de trésorerie de Trilogy Energy Trust soient touchés défavorablement. Voir « Description des activités – Généralités – Convention d'option d'achat relative à la production ».

Valeur liquidative

La valeur liquidative des actifs de la Fiducie variera de temps à autre selon divers facteurs indépendants de la volonté de la direction, notamment le prix du pétrole et du gaz naturel. Le cours des parts de fiducie est aussi déterminé par divers facteurs qui sont indépendants de la volonté de la direction, et ces cours pourraient être supérieurs à la valeur liquidative des actifs de la Fiducie.

Préoccupations en matière d'environnement

Le secteur pétrolier et gazier est assujetti à la réglementation en matière d'environnement en vertu des lois locales, provinciales et fédérales. La violation de ces lois pourrait entraîner l'imposition d'amendes ou l'émission d'ordonnances de remise en état relativement à la société en commandite et aux propriétés. Ces lois pourraient être modifiées de façon à imposer des normes plus strictes et, éventuellement, des obligations plus élevées à la société en commandite. Par exemple, le protocole de Kyoto de 1997 prévu dans la Convention-cadre des Nations-Unies sur les changements climatiques, appelé le protocole de Kyoto, qui exige (entre autres) des réductions importantes de l'émission de gaz à effet de serre, a été ratifié par le Canada à la fin de 2002. Bien que les conséquences soient inconnues à ce moment-ci, car les mesures précises visant à assurer le respect des engagements du Canada n'ont pas encore été pleinement déterminées, le protocole de Kyoto pourrait entraîner des frais supplémentaires ou restreindre la capacité des producteurs de pétrole et de gaz comme la société en commandite d'augmenter ou de maintenir leur production. Il est difficile de déterminer quels seront, le cas échéant, les effets de la ratification par le gouvernement du Canada sur les responsabilités environnementales continues de la société en commandite, sur le prix du pétrole et du gaz naturel et sur d'autres facteurs économiques, qui pourraient influer défavorablement sur l'encaisse distribuable de la Fiducie. Si elle devait ne plus être en mesure de financer le coût intégral de la correction d'un problème d'ordre environnemental, la société en commandite pourrait devoir interrompre ses activités ou négocier des mesures de conformité provisoires en attendant de remédier pleinement au problème.

Historique d'exploitation limité

La société en commandite et la Fiducie ont été mises sur pied récemment et, par conséquent, leur historique d'exploitation et de distributions est limité.

Concurrence

Tous les aspects du secteur pétrolier et gazier font l'objet d'une forte concurrence, notamment le segment des fiducies d'énergie. Le commandité et Paramount Resources, au nom de la société en commandite et de la Fiducie, livreront une concurrence énergique à de nombreuses organisations, dont bon nombre possèdent des ressources techniques et financières supérieures à la société en commandite et à la Fiducie, pour obtenir des capitaux et recruter du personnel compétent, faire l'acquisition de réserves, avoir accès aux appareils de forage, aux appareils de service et autres équipements, avoir accès aux installations de traitement, aux pipelines et à la capacité de raffinage et pour tous les autres aspects de ses activités. Certaines de ces organisations se livrent non seulement à l'exploration, à l'exploitation et à la production de pétrole et de gaz naturel, mais exercent également des activités de raffinage et commercialisent le pétrole et d'autres produits à l'échelle mondiale et, à ce titre, elles disposent de ressources supérieures et plus diversifiées.

Risques liés à la gouvernance de la Fiducie

Dépendance à l'endroit de la direction

Les porteurs de parts devront se fier à la direction du commandité pour tout ce qui a trait aux facettes de la gestion des questions relatives à la Fiducie, aux parts de fiducie, à la société en commandite et aux propriétés. Le commandité peut également retenir les services de tiers pour l'aider à fournir ces services, notamment Paramount Resources aux termes de la convention de services. La convention de services peut être résiliée par l'une ou l'autre des parties moyennant un préavis écrit de six mois. À la résiliation, la Fiducie ou le commandité devront utiliser leurs propres employés ou établir des ententes de rechange. Si la Fiducie et le commandité ne peuvent recruter le personnel requis et obtenir des ententes de rechange à des conditions favorables, les produits

d'exploitation consolidés de la Fiducie et ses bénéfices pourraient diminuer et les flux de trésorerie de Trilogy Energy Trust pourraient en être touchés défavorablement.

Conflits d'intérêt potentiels

Il pourrait survenir des situations suivant lesquelles les intérêts de Paramount et des membres de son groupe seraient en conflit avec ceux des porteurs de parts. Paramount et les membres de son groupe peuvent acquérir des propriétés pétrolières et gazières pour leur propre compte ou pour le compte de personnes autres que les porteurs de parts. Paramount peut gérer ces propriétés supplémentaires et exercer aussi d'autres genres d'activités liées aux placements, à la prestation de conseils et à la gestion en matière d'énergie. Ni Paramount Resources ni sa direction n'exerceront leurs activités à temps plein au nom des porteurs de parts et, lorsqu'ils agiront pour leur propre compte ou le compte d'autres parties, ils pourraient, à certains moments, rivaliser avec les intérêts des porteurs de parts.

Si de tels conflits surviennent, les décisions seront prises de manière à respecter les dispositions des ententes contractuelles, les objectifs et les ressources financières pertinents de chaque groupe de parties intéressées. Paramount déploiera les efforts requis pour résoudre les conflits d'intérêts de manière à traiter la Fiducie et la société en commandite, ou toute autre partie intéressée, de façon équitable en prenant en considération toutes les conditions propres à la Fiducie et à la société en commandite ou à la partie intéressée, et agir honnêtement et de bonne foi dans le but de résoudre ces situations.

Il pourrait survenir des circonstances où les membres du conseil d'administration du commandité sont administrateurs ou dirigeants de sociétés qui rivalisent avec les intérêts du commandité, de la société en commandite et de la Fiducie. Rien ne garantit que les occasions cernées par les membres du conseil sont offertes au commandité, à la société en commandite ou à la Fiducie.

Risques liés aux parts de fiducie

Fiducie à vocation restreinte

La Fiducie est une fiducie qui dépend entièrement des activités et des actifs de ses filiales du fait qu'elle détient les titres et des participations dans le bénéfice net de ces filiales et les titres d'emprunt émis par celles-ci. Le revenu de la société en commandite provient du pétrole et du gaz naturel extrait de ses propriétés contenant des ressources naturelles et est exposé aux risques et incertitudes associés au secteur pétrolier et gazier en général. Puisque son objectif principal est de rechercher des occasions de croissance en mettant en valeur les réserves existantes et en faisant l'acquisition de nouveaux biens, la société en commandite participe à l'exploration du pétrole et du gaz naturel dans une mesure moins grande qu'une société pétrolière et gazière traditionnelle. Par conséquent, si les ressources de pétrole et de gaz naturel associées aux propriétés contenant des ressources naturelles de la société en commandite n'augmentent pas à la suite d'autres travaux de mise en valeur ou de l'acquisition d'autres propriétés pétrolières et gazières, la capacité de la société en commandite de continuer à produire des flux de trésorerie qui seront distribués aux porteurs de parts pourrait en être touchée défavorablement.

Les modifications des lois fiscales et autres lois pourraient nuire aux porteurs de parts

Les lois en matière d'impôt sur le revenu, d'autres lois et les programmes incitatifs gouvernementaux relatifs au secteur pétrolier et gazier, comme le régime fiscal des fiducies de fonds commun de placement et les déductions relatives aux ressources pourraient, dans le futur, être modifiées ou interprétées de manière à nuire à la Fiducie et aux porteurs de parts. Les autorités fiscales ayant compétence sur la Fiducie ou les porteurs de parts peuvent être en désaccord sur la façon dont la Fiducie calcule son bénéfice aux fins de l'impôt et elles pourraient changer leurs pratiques administratives de manière à désavantager la Fiducie ou les porteurs de parts.

Le 8 septembre 2005, le ministère des Finances a publié un document de consultation intitulé « Questions fiscales et autres liées aux entités intermédiaires cotées en bourse (fiducies de revenu et sociétés de personnes en commandite) ». L'objectif déclaré du ministère des Finances à cet égard est de favoriser les échanges et d'obtenir l'avis de parties intéressées sur certaines questions clés en leur fournissant un document contenant des renseignements sur les entités intermédiaires et les questions d'efficience économique, une comparaison internationale ainsi que l'impact estimatif des entités intermédiaires sur les revenus fiscaux du fédéral. À ce moment-ci, on ignore si une loi sera promulguée à la suite de ce processus de consultation. Toute loi pourrait nuire à la Fiducie ou aux porteurs de parts.

Il pourrait y avoir des conséquences fiscales défavorables importantes si la Fiducie perd son statut de fiducie de fonds commun de placement en vertu des lois canadiennes en matière d'impôt

On prévoit que la Fiducie continuera d'être admissible à titre de fiducie de fonds commun de placement en vertu de la Loi de l'impôt. Toutefois, la Fiducie pourrait ne pas être en mesure de toujours respecter les exigences futures pour maintenir son statut de fiducie de fonds commun de placement. Si la Fiducie devait perdre son statut de fiducie de fonds commun de placement ou si l'autorité fiscale compétente conteste son statut avec succès, la Fiducie et les

porteurs de parts pourraient subir certaines conséquences défavorables. Certaines conséquences défavorables de la perte par la Fiducie de son statut de fiducie de fonds commun de placement sont décrites ci-après.

- La Fiducie serait imposée sur certains types de revenu qu'elle distribue aux porteurs de parts. Le paiement de cet impôt pourrait avoir des conséquences défavorables pour certains porteurs de parts, en particulier ceux qui ne sont pas des résidents du Canada ou qui sont des résidents du Canada et qui sont par ailleurs exonérés de l'impôt sur le revenu canadien.
- Les parts de fiducie détenues par les porteurs de parts qui ne sont pas des résidents du Canada deviendraient des biens canadiens imposables. Les porteurs non-résidents seraient assujettis à l'impôt sur le revenu du Canada à l'égard de tous les gains réalisés à la disposition de parts de fiducie qu'ils détiennent.
- Les parts de fiducie pourraient ne pas être des placements admissibles pour les régimes enregistrés d'épargne retraite (« les REER »), les fonds enregistrés de revenu de retraite (« les FERR »), les régimes enregistrés d'épargne-études (« les REEE ») ou les régimes de participation différée aux bénéfices (« les RPDB »). Si à la fin d'un mois, l'un de ces régimes détient des parts de fiducie qui ne sont pas des placements admissibles, il pourrait devoir payer un impôt correspondant à 1 % de la juste valeur au marché des parts de fiducie au moment où il les a acquises. Un REER ou un FERR détenant des parts de fiducie non admissibles peut être assujetti à l'impôt sur le revenu attribuable à ces parts, y compris le montant de tout gain en capital réalisé à la disposition de parts de fiducie non admissibles par le REER ou le FERR. Si un REEE détient des parts de fiducie non admissibles, son inscription pourrait être révoquée par l'Agence du revenu du Canada.

La Fiducie peut prendre certaines mesures dans le futur si elle estime qu'elles sont nécessaires pour maintenir son statut de fiducie de fonds commun de placement. Ces mesures pourraient être défavorables pour certains porteurs de parts de fiducie.

Service de la dette

Holding Trust et la société en commandite sont toutes deux autorisées à emprunter des fonds pour financer les dépenses en immobilisations et autres dépenses ou obligations financières relativement aux propriétés et pour les besoins du fonds de roulement. Les sommes versées représentant l'intérêt et le capital de la dette contractée relativement aux propriétés réduiront le montant des liquidités versées à la Fiducie, directement ou indirectement, par Holding Trust et la société en commandite. Un consortium de banques canadiennes a fourni une facilité de crédit de premier rang de 260 millions de dollars à Holding Trust et à la société en commandite. Une tranche de 220 millions de dollars de cette facilité a été prélevée relativement à la contrepartie versée pour les actifs liés à l'apport partiel aux termes de l'apport partiel de la Fiducie. La fluctuation des taux d'intérêt et les remboursements de capital prévus pourraient modifier considérablement la somme devant être affectée au service de la dette avant que Holding Trust ou la société en commandite puisse verser un paiement en espèces, directement ou indirectement, à la Fiducie. Certaines conditions des conventions conclues avec le prêteur pourraient également limiter le versement de ces paiements à la Fiducie. Bien que le commandité estime que les facilités de crédit seront suffisantes pour répondre aux besoins immédiats de la Fiducie, il n'est pas certain que ce montant suffise à satisfaire les obligations financières futures de la Fiducie et de ses filiales ni que des fonds supplémentaires pourront être obtenus.

Les prêteurs de Holding Trust et de la société en commandite détiennent une sûreté sur la quasi-totalité des actifs de la Fiducie, de Holding Trust et de la société en commandite, ainsi que certaines garanties, débentures et conventions de subordination. Si Holding Trust ou la société en commandite deviennent incapables d'acquitter les frais relatifs au service de la dette ou sont autrement en défaut, par exemple en cas de faillite, les prêteurs pourront saisir ou vendre les propriétés, et les paiements aux prêteurs prendront rang avant les distributions et autres paiements à la Fiducie et avant les distributions aux porteurs de parts.

Les paiements versés à la Fiducie ou à Holding Trust par Holding Trust ou la société en commandite, selon le cas, sont interdits pendant un défaut, un cas de défaut ou une insuffisance non comblée aux termes des facilités de crédit. Les distributions sur les parts de Holding Trust et les parts SC, les paiements sur les billets de Holding Trust et les paiements aux termes de la convention relative à la participation au revenu net, qui ne sont pas garantis, seront expressément subordonnés aux facilités de crédit, ce qui peut restreindre la capacité de Holding Trust et de la société en commandite de verser, directement ou indirectement, des paiements à la Fiducie et, par conséquent, limiter les flux de trésorerie de Trilogy Energy Trust et, de ce fait, les distributions en espèces, qui peuvent être versées aux porteurs de parts pendant un défaut, un cas de défaut ou une insuffisance non comblée aux termes des facilités de crédit. Les facilités de crédit contiennent également certaines restrictions sur le rachat des parts de fiducie, des parts de Holding Trust ou des parts SC contre des espèces ou des actifs.

La Fiducie, sur une base consolidée, est aussi tenue de respecter certains engagements financiers aux termes des facilités de crédit et est assujettie aux restrictions habituelles à l'égard de ses activités et de ses exploitations,

notamment des restrictions relativement à l'émission de titres d'emprunt supplémentaires, à l'octroi de sûretés, à l'augmentation de l'endettement et à la vente de ses actifs.

Le commandité peut gérer le risque associé à la fluctuation des taux d'intérêt en faisant en sorte que Holding Trust ou la société en commandite concluent des opérations de swap de taux d'intérêt à l'occasion. Si Holding Trust ou la société en commandite exercent de telles activités de gestion du risque, elles pourraient être assujetties aux risques de crédit associés aux cocontractants avec lesquels elles concluent un contrat.

Retard dans les distributions

En plus des retards habituels dans les paiements que les acheteurs de pétrole et de gaz naturel versent aux exploitants des propriétés et dans les paiements que l'exploitant verse à la société en commandite, les paiements entre l'une quelconque de ces parties pourraient également être retardés en raison de restrictions imposées par les prêteurs, de retards dans la vente ou la livraison des produits, de retards dans le raccordement des puits à un réseau collecteur, d'éruptions ou autres accidents, de rajustements pour d'autres périodes, du recouvrement par l'exploitant des frais engagés dans le cadre de l'exploitation des propriétés, de la constitution de provisions par l'exploitant à l'égard de tels frais et de conflits en matière de comptabilité. Ces retards pourraient empêcher la Fiducie de verser mensuellement les flux de trésorerie de Trilogy Energy Trust aux porteurs de parts.

Variabilité des distributions en espèces

Les flux de trésorerie futurs produits par d'autres propriétés pourraient être différents de ceux des actifs liés à l'apport partiel et ne pas générer de rentrées de fonds suffisantes pour permettre à la société en commandite d'obtenir une encaisse distribuable suffisante pour assurer la stabilité des distributions versées par la Fiducie sur une longue période.

Les porteurs de parts peuvent être tenus de payer de l'impôt même s'ils ne reçoivent pas de distributions en espèces

Les porteurs de parts peuvent être tenus de payer de l'impôt sur le revenu sur leur quote-part proportionnelle du revenu imposable de la Fiducie même s'ils ne reçoivent pas de distributions en espèces de la Fiducie.

Les porteurs de parts américains peuvent être assujettis aux règles sur les sociétés de placement étrangères passives

La Fiducie pourrait être une société de placement étrangère passive (*passive foreign investment company*) aux fins de l'impôt fédéral américain. Si la Fiducie est considérée comme une telle société, les porteurs de parts américains (autres que la plupart des épargnants exonérés d'impôt) seront assujettis à des règles fiscales défavorables. Les porteurs de parts américains sont priés de consulter leurs propres conseillers en fiscalité au sujet des incidences fiscales fédérales américaines d'un classement possible de la Fiducie comme société de placement étrangère passive et des conséquences d'un tel classement.

Financement supplémentaire

Le moment où les dépenses en immobilisations seront engagées et leur montant toucheront directement le montant des distributions aux porteurs de parts. Les distributions peuvent être réduites ou même nulles, au moment où des dépenses en immobilisations ou autres dépenses importantes sont effectuées. Dans la mesure où les sources de capital externes, notamment l'émission de parts de fiducie supplémentaires ou les facilités de crédit supplémentaires, deviennent limitées ou inaccessibles, la capacité de la Fiducie et de ses filiales de faire les dépenses en capital nécessaires pour maintenir ou accroître leurs réserves de pétrole et de gaz naturel et d'investir dans des actifs, selon le cas, sera compromise. Dans la mesure où la Fiducie et ses filiales sont tenues d'affecter les rentrées de fonds au financement des dépenses en immobilisations ou à l'acquisition de propriétés, le montant des flux de trésorerie de Trilogy Energy Trust diminuera.

Effet de levier financier

Les emprunts actuels ou futurs augmenteront le niveau de risque financier à l'endroit de la Fiducie et, dans la mesure où les taux d'intérêt ne sont pas fixes ou que les emprunts sont refinancés à des taux variés, la sensibilité des flux de trésorerie de Trilogy Energy Trust à la fluctuation des taux d'intérêt sera plus grande.

Dilution pour les porteurs de parts existants

La Fiducie peut émettre d'autres parts de fiducie dans le futur, ce qui peut diluer les distributions en espèces par part de fiducie d'un porteur de parts, ainsi que la production, les réserves et la valeur liquidative par part de fiducie. L'acte de fiducie permet à la Fiducie d'émettre un nombre illimité de parts de fiducie non émises antérieurement sans l'approbation des porteurs de parts. Les porteurs de parts n'auront aucun droit de préemption relativement à ces autres émissions. Aux termes de l'acte de fiducie, les administrateurs du commandité peuvent déterminer à leur appréciation le prix et les modalités de l'émission de parts de fiducie supplémentaires.

Nature des parts de fiducie

Les titres comme les parts de fiducie ont certaines caractéristiques en commun avec les titres de participation et les titres d'emprunt. Les parts de fiducie diffèrent des titres d'emprunt car il n'y a aucun montant en capital à payer aux porteurs de parts. Les parts de fiducie ne constituent pas un placement traditionnel et les épargnants ne devraient pas les considérer comme un placement direct dans les propriétés ou comme des placements directs dans les titres de la société en commandite ou de toute filiale de la Fiducie. Les parts de fiducie représentent une fraction de participation dans la Fiducie. Les principaux actifs de la Fiducie seront les parts de Holding Trust et les billets de Holding Trust. Le prix par part de la Fiducie dépend des flux de trésorerie de Trilogy Energy Trust prévus.

Les parts de fiducie ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurées aux termes de cette loi ni d'aucune autre loi. De plus, la Fiducie n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie ou de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

En qualité de porteurs de parts de fiducie émises par une société non constituée en personne morale, les porteurs de parts ne bénéficient pas de tous les droits prévus par la loi qui découlent habituellement de la propriété d'actions d'une société. Par exemple, les actionnaires d'une société constituée en personne morale en vertu de la loi de l'Alberta intitulée *Business Corporations Act* se voient accorder les droits suivants : le droit de voter à l'égard de certains changements fondamentaux proposés devant être apportés à la société (y compris un changement proposé aux caractéristiques de ses actions et la vente de la totalité ou quasi-totalité de ses actifs hors du cours normal des affaires); le droit d'élire les administrateurs et de nommer les vérificateurs de la société tous les ans; le droit des porteurs d'au moins 5 % des actions avec droit de vote émises d'une société d'exiger des administrateurs qu'ils convoquent une assemblée des actionnaires; le droit de demander à un tribunal une ordonnance exigeant la tenue d'une enquête; le droit de faire valoir sa dissidence à l'égard de certains changements fondamentaux apportés à la société et de recevoir la juste valeur de leurs actions; et le droit d'intenter une action « en cas d'abus » ou une action « dérivée ». Aux termes de l'acte de fiducie, les porteurs de parts auront le droit d'être avisés par écrit de la survenance de certains évènements, le droit de voter à l'égard de certains changements fondamentaux et le droit d'élire les administrateurs et de sélectionner les vérificateurs de la Fiducie tous les ans. De plus, l'acte de fiducie stipule que les porteurs d'au moins 5 % des parts de fiducie après dilution peuvent exiger que le fiduciaire convoque une assemblée des porteurs de parts, sauf dans certaines circonstances. Toutefois, les porteurs de parts n'auront pas le droit prévu par la loi de demander à un tribunal une ordonnance exigeant la tenue d'une enquête et n'auront pas le droit de faire valoir leur dissidence à l'égard de certains changements fondamentaux apportés à la Fiducie ni de recevoir la juste valeur de leurs parts de fiducie ou le droit d'intenter une « en cas d'abus » ou une action « dérivée ».

Responsabilité des porteurs de parts

L'acte de fiducie prévoit qu'aucun porteur de part n'engagera sa responsabilité relativement à la Fiducie ou à ses actifs ou obligations et, dans l'éventualité où un tribunal attribuerait une telle responsabilité aux porteurs de parts, cette dernière se limitera à l'actif de la Fiducie et ne pourra être satisfaite qu'au moyen de la quote-part du porteur de parts dans celui-ci.

L'acte de fiducie prévoit de plus que le fiduciaire et la Fiducie doivent faire des efforts raisonnables pour inclure dans leurs contrats, comme modalité particulière d'une obligation ou d'une dette contractée par la Fiducie, ou par le fiduciaire pour le compte de la Fiducie, une disposition selon laquelle ni les porteurs de parts ni la Fiducie n'engageront leur responsabilité personnelle et n'auront aucune obligation à cet égard. Cependant, il est toujours possible qu'un porteur de parts soit tenu personnellement responsable malgré cette disposition dans l'acte de fiducie ou dans toute autre convention conclue par la Fiducie.

Les activités de la Fiducie seront exercées, en suivant les conseils de ses conseillers juridiques, d'une manière qui lui permettra de minimiser dans la mesure du possible le risque que la responsabilité des porteurs soit engagée l'égard de réclamations présentées contre la Fiducie.

Le 1er juillet 2004, la loi de l'Alberta intitulée *Income Trusts Liability Act* (la « ITLA ») est entrée en vigueur. La ITLA a pour but de protéger les porteurs de parts de fiducies de revenu de l'Alberta, comme la Fiducie, de certaines incertitudes juridiques concernant une responsabilité éventuelle en limitant leur responsabilité. Plus particulièrement, la ITLA prévoit qu'un porteur de parts ne sera pas, à titre de bénéficiaire, responsable d'une action, d'un défaut, d'une obligation ou d'une responsabilité du fiduciaire qui survient après l'entrée en vigueur de la ITLA. Toutefois, la ITLA n'a fait l'objet d'aucune interprétation par les tribunaux de la province de l'Alberta ou ailleurs et, par conséquent, la responsabilité limitée d'un porteur de parts ne peut être assurée.

Négociation et rachat des parts de fiducie

La Fiducie ne peut prédire à quel prix les parts de fiducie se négocieront et rien ne garantit qu'il existera un marché actif pour les parts de fiducie. Les parts de fiducie ne se négocieront pas nécessairement à des valeurs déterminées

uniquement selon la valeur sous-jacente des actifs de la Fiducie. L'un des facteurs qui pourrait influencer le cours des parts de fiducie est le rendement annuel sur les parts de fiducie. Une augmentation des taux d'intérêt du marché pourrait inciter les acquéreurs de parts de fiducie à demander un rendement annuel plus élevé, ce qui pourrait nuire au cours des parts de fiducie. De plus, le cours des parts de fiducie pourrait être touché par des changements dans la conjoncture générale du marché, la fluctuation du marché à l'égard des titres d'emprunt ou des titres de participation et de nombreux autres facteurs indépendants de la volonté de la Fiducie.

Rien ne garantit non plus que la Fiducie sera en mesure de racheter les parts de fiducie contre des espèces lorsqu'on le lui demandera.

Recours prévus par la loi

La Fiducie n'est pas une entité légalement reconnue au sens des définitions pertinentes de la *Loi sur la faillite et l'insolvabilité,* de la *Loi sur les arrangements avec les créanciers des compagnies* (Canada) et, dans certains cas, de la *Loi sur les liquidations et les restructurations* (Canada). Par conséquent, si une restructuration de la Fiducie s'avérait nécessaire, la Fiducie ne pourra pas se prévaloir des recours ouverts aux termes de ces lois. Advenant une restructuration, le porteur de parts de fiducie pourrait se trouver dans une position différente de celle d'un porteur de dettes non garanties d'une société.

Note de stabilité

La Fiducie n'a pas de note de stabilité et ne prévoit pas faire de demande pour obtenir une telle note.

Remboursement de capital

Les parts de fiducie n'auront aucune valeur lorsque les réserves des actifs sous-jacents de la Fiducie ne pourront plus être exploitées de façon économique et, par conséquent, les distributions en espèces ne constituent pas un « rendement » au sens traditionnel du terme puisqu'ils représentent à la fois un remboursement de capital et un rendement du capital investi.

Restrictions sur les parts de fiducie détenues par des sociétés de personnes non canadiennes et non-résidentes

L'acte de fiducie impose des restrictions qui limitent le nombre de parts de fiducie qui peuvent être détenues, directement ou indirectement, par des sociétés de personnes non canadiennes et non-résidentes (voir « Renseignements concernant Trilogy Energy Trust, Trilogy Holding Trust, Trilogy Energy LP et Trilogy Energy Ltd. – La Fiducie – Porteurs de parts non-résidents »). Ces restrictions peuvent limiter les droits (ou interdire leur exercice) de certains porteurs de parts, notamment les sociétés de personnes non canadiennes et non-résidentes telles que les résidents des États-Unis, d'acquérir des parts de fiducie, d'exercer leurs droits à titre de porteurs de parts, de lancer et de réaliser des offres publiques d'achat relativement aux parts de fiducie. Par conséquent, ces restrictions peuvent limiter la demande des parts de fiducie de la part de certains porteurs de parts et nuire, par conséquent, à la liquidité et au cours des parts de fiducie détenues par le public.

AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

L'agent des transferts et agent chargé de la tenue des registres de Trilogy est la Société de fiducie Computershare du Canada située à l'adresse suivante :

6ième étage, Watermark Tower
530 – Eight Avenue SW
Calgary (Alberta) T2P 3S8

CONTRATS IMPORTANTS

Convention de services

Aux termes de la convention de services, Paramount Resources fournit certains services d'exploitation, d'administration et autres services au commandité afin de l'aider à remplir ses fonctions et à s'acquitter de ses obligations à titre de commandité de la société en commandite et à titre d'administrateur de la Fiducie et de Holding Trust. Le commandité peut, à l'occasion, retenir les services de tiers pour fournir les services d'exploitation et d'administration requis par la Fiducie et ses filiales, et résilier ses contrats avec des tiers (y compris Paramount Resources) et fournir lui-même tous ces services.

La convention de services prendra fin le 31 mars 2006, sous réserve de sa prolongation, à moins qu'elle ne soit résiliée par le commandité ou par Paramount Resources moyennant un préavis écrit de six mois. De plus, le commandité ou Paramount Resources peut, au moyen d'un avis écrit, résilier immédiatement la convention de services dans les cas suivants : (i) certains cas d'insolvabilité, de mise sous séquestre, de liquidation ou

d'interruption des activités habituelles de l'autre partie ou dans le cas du commandité, de la Fiducie et de ses filiales, ou (ii) un manquement par l'autre partie à exécuter une obligation importante aux termes de la convention de services (autre qu'à la suite de la survenance d'un cas de force majeure) qui n'est pas corrigé dans les 30 jours de la réception de l'avis du manquement, ou lorsque le manquement ne peut raisonnablement être corrigé dans les 30 jours, la partie visée ne prend pas les mesures raisonnables pour corriger le défaut et garantir d'une manière raisonnable qu'il sera corrigé dans un délai raisonnable. Le commandité peut également, au moyen d'un avis écrit, résilier immédiatement la convention de services advenant un changement de contrôle direct ou indirect de Paramount Resources si le consentement écrit des administrateurs du commandité n'a pas été obtenu avant un tel changement; toutefois, le consentement n'est pas requis pour changer les avoirs en titres de Paramount.

Aux termes de la convention de services, Paramount Resources est remboursée de tous les frais raisonnables (y compris les frais de nature générale et administrative, qui seront déterminés conformément à une formule qui sera acceptée à la majorité des administrateurs indépendants du commandité et de Paramount Resources à l'occasion) qu'elle a engagés pour fournir ces services. Le remboursement des frais à Paramount Resources n'a pas pour objet de constituer un gain ou une perte financière pour celle-ci.

INTÉRÊTS DES EXPERTS

L'information concernant les réserves présentées dans la présente notice annuelle a été établie par Paddock Lindstrom à titre d'évaluateur de réserves qualifié indépendant. Les dirigeants de Paddock Lindstrom, en tant que groupe, détiennent en propriété véritable, directement ou indirectement, moins de 1 % de toute catégorie de titres de Trilogy.

RENSEIGNEMENTS SUPPLÉMENTAIRES

Des renseignements supplémentaires sur Trilogy sont disponibles sur le Système électronique de données, d'analyse et de recherche (SEDAR) à www.sedar.com.

ANNEXE A

RAPPORT SUR LES DONNÉES RELATIVES AUX RÉSERVES DE L'ÉVALUATEUR DE RÉSERVES QUALIFIÉ INDÉPENDANT

RAPPORT SUR LES DONNÉES RELATIVES AUX RÉSERVES DE L'ÉVALUATEUR DE RÉSERVES QUALIFIÉ INDÉPENDANT

Au conseil d'administration de Trilogy Energy Ltd. (la « Société »), administrateur de Trilogy Energy Trust (la « Fiducie ») :

1. Nous avons dressé une évaluation des données relatives aux réserves concernant les actifs liés à l'apport partiel (terme défini dans la notice annuelle de la Fiducie à laquelle est joint le présent rapport) au 31 décembre 2004. Les données relatives aux réserves comprennent ce qui suit :

   a) i) les réserves prouvées et les réserves prouvées et probables de pétrole et de gaz naturel estimées au 31 décembre 2004 au moyen de prix et coûts prévisionnels;

   ii) les produits d'exploitation nets futurs estimatifs correspondants;

   b) i) les réserves prouvées de pétrole et de gaz estimées au 31 décembre 2004 au moyen de prix et coûts constants;

   ii) les produits d'exploitation nets futurs estimatifs correspondants.

2. La responsabilité des données relatives aux réserves incombe à la direction de la Société. Notre responsabilité consiste à exprimer un avis sur les données relatives aux réserves en nous fondant sur notre évaluation.

   Nous avons effectué notre évaluation conformément aux normes énoncées dans le *Canadian Oil and Gas Evaluation Handbook* (le « manuel COGE »), rédigé conjointement par la Society of Petroleum Evaluation Engineers (Calgary Chapter) et l'Institut canadien des mines, de la métallurgie et du pétrole (Société du pétrole).

3. Ces normes exigent que notre évaluation soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les données relatives aux réserves sont exemptes d'inexactitudes importantes. L'évaluation comprend également l'appréciation de la conformité des données relatives aux réserves aux principes et aux définitions exposés dans le manuel COGE.

4. Le tableau suivant présente les produits d'exploitation nets futurs estimatifs (sans déduire les impôts) attribués aux réserves prouvées et probables, estimées au moyen de prix et coûts prévisionnels et calculés selon un taux d'actualisation de 10 %, des actifs liés à l'apport partiel pour l'exercice terminé le 31 décembre 2004 :

Évaluateur de réserves qualifié indépendant	Description et date d'établissement du rapport d'évaluation	Emplacement des réserves	Valeur actualisée nette des produits d'exploitation nets futurs en millions de dollars (avant impôts, au taux d'actualisation de 10 %)			
			Vérification	Évaluation	Examen	Total
Paddock Lindstrom & Associates Ltd.	28 janvier 2005	Canada	–	907 597 $	–	907 597 $

5. À notre avis, les données relatives aux réserves que nous avons évaluées ont été établies, à tous les égards importants, conformément au manuel COGE et sont conformes à celui-ci.

6. Nous n'avons pas la responsabilité de mettre à jour nos rapports mentionnés au paragraphe 4 pour tenir compte de faits et de circonstances postérieurs aux dates d'établissement respectives. Nous remarquons que nous avons autorisé la Fiducie et la Société à utiliser le rapport que nous avons rédigé mentionné précédemment et qui a initialement été rédigé pour Paramount Resources Ltd.

7. Les données relatives aux réserves étant fondées sur des jugements concernant des évènements futurs, les résultats réels différeront de ceux qui sont présentés et les écarts pourraient être importants.

Signé à l'égard du rapport dont il est question ci-dessus,

(signé) Paddock Lindstrom & Associates Ltd.
Calgary (Alberta) Canada

Le 27 septembre 2005

ANNEXE B

RAPPORT DE LA DIRECTION ET DU CONSEIL D'ADMINISTRATION SUR LES DONNÉES RELATIVES AUX RÉSERVES ET AUTRE INFORMATION

RAPPORT DE LA DIRECTION ET DU CONSEIL D'ADMINISTRATION SUR LES DONNÉES RELATIVES AUX RÉSERVES ET AUTRE INFORMATION

La direction de Trilogy Energy Ltd. (la « Société »), administrateur de Trilogy Energy Trust (la « Fiducie »), a la responsabilité d'établir et de fournir des renseignements concernant les activités pétrolières et gazières de la Fiducie conformément à la réglementation sur les valeurs mobilières et la convention d'administration conclue entre la Société et la Fiducie. Ces renseignements incluent des données relatives aux réserves, qui comprennent les éléments suivants :

a) i) les réserves prouvées et les réserves prouvées et probables de pétrole et de gaz naturel attribuables aux actifs liés à l'apport partiel (terme défini dans la notice annuelle de la Fiducie à laquelle est joint le présent rapport) estimées au 31 décembre 2004 au moyen de prix et coûts prévisionnels;

   ii) les produits d'exploitation nets futurs estimatifs correspondants;

b) i) les réserves prouvées de pétrole et de gaz attribuables aux actifs liés à l'apport partiel estimées au 31 décembre 2004 au moyen de prix et coûts constants;

   ii) les produits d'exploitation nets futurs estimatifs correspondants.

Un évaluateur de réserves qualifié indépendant a évalué les données relatives aux réserves attribuables aux actifs liés à l'apport partiel. Cette évaluation a initialement été faite pour Paramount Resources Ltd. et l'évaluateur de réserves qualifié indépendant a autorisé la Fiducie et la Société à utiliser son rapport à l'égard de cette évaluation. Le rapport de l'évaluateur de réserves qualifié indépendant sera déposé auprès des autorités de réglementation en valeur mobilières simultanément avec le présent rapport.

Le conseil d'administration de la Société a pris les mesures suivantes :

a) il a examiné les méthodes utilisées pour fournir des renseignements à l'évaluateur de réserves qualifié indépendant relativement aux actifs à l'apport partiel;

b) il s'est réuni avec l'évaluateur de réserves qualifié indépendant afin d'établir si des restrictions ont empêché celui-ci de fournir son rapport sans réserve;

c) il a examiné les données relatives aux réserves avec la direction et l'évaluateur de réserves qualifié indépendant.

Le conseil d'administration de la Société a examiné les méthodes suivies pour rassembler et présenter tout autre renseignement concernant les activités pétrolières et gazières relativement aux actifs liés à l'apport partiel et a examiné ces renseignements avec la direction. Le conseil d'administration de la société a approuvé ce qui suit :

a) le contenu des données relatives aux réserves et toute autre information concernant le pétrole et le gaz figurant dans la notice annuelle de la Fiducie jointe au présent rapport et son dépôt auprès des autorités de réglementation en valeurs mobilières;

b) le dépôt du rapport de l'évaluateur de réserves qualifié indépendant portant sur les données relative aux réserves;

c) le contenu du présent rapport et son dépôt.

Les données relatives aux réserves étant fondées sur des jugements concernant des évènements futurs, les résultats réels diffèreront des résultats prévus et les écarts pourraient être importants.

(signé) James H. T. Riddell
Chef de la direction

(signé) Bernard K. Lee
Chef des finances

(signé) John G. Williams
Administrateur

(signé) Michael H. Dilger
Administrateur

Le 27 septembre 2005

ANNEXE C

CHARTE DU COMITÉ DE VÉRIFICATION

TRILOGY ENERGY LTD.
CHARTE DU COMITÉ DE VÉRIFICATION

(adoptée par le conseil d'administration le 19 mai 2005)

A. INTRODUCTION

Trilogy Energy Ltd. est le commandité de Trilogy Energy LP (la « société en commandite »), société en commandite de l'Alberta appartenant indirectement à Trilogy Energy Trust (la « Fiducie »). Aux termes de l'acte de fiducie de la Fiducie datée du 25 février 2005, dans sa version modifiée et mise à jour le 1er avril 2005, et aux termes d'une convention d'administration datée du 25 février 2005 conclue entre la Société, la Fiducie et Trilogy Holding Trust, il incombe au conseil d'administration (le « conseil ») de surveiller la conduite des affaires de la Fiducie et de ses filiales dans leur ensemble ainsi que les activités de gestion de la Société, qui est responsable de la conduite quotidienne des affaires. De plus, aux termes d'une convention de services datée du 1er avril 2005, le conseil est aussi chargé de choisir et de surveiller les services que Paramount Resources fournit à la Société. Lorsque le contexte l'exige, par « Fiducie », on entend collectivement la Fiducie, Trilogy Holding Trust, la société en commandite et la Société.

B. OBJECTIF

L'objectif général du comité de vérification (le « comité ») est de veiller à ce que la direction de la Fiducie a conçu et mis en œuvre un système efficace de contrôles financiers internes et de méthodes et de contrôles de divulgation de l'information, de passer en revue les états financiers consolidés de la Fiducie et de présenter un compte rendu de leur intégrité, d'examiner la conformité de la Fiducie avec les exigences réglementaires et obligations légales relativement aux états financiers, aux questions d'ordre fiscal et à la divulgation de faits importants et de passer en revue les estimations des réserves de pétrole et de gaz de la Fiducie qui sont rendues publiques, y compris l'examen des compétences de la firme d'ingénierie indépendante chargée d'évaluer les réserves de la Fiducie et des méthodes que celle-ci utilise pour faire son évaluation.

C. COMPOSITION, MÉTHODE ET ORGANISATION

1. Le comité doit être composé d'au moins trois membres du conseil d'administration (le « conseil »), qui doivent tous être « indépendants » au sens des articles 1.4 et 1.5 du Règlement 52-110[i] sur le comité de vérification et respecter les conditions prévues à l'article 3.5 1) du Règlement 51-101[ii] sur l'information concernant les activités pétrolières et gazières.

2. Tous les membres du comité doivent posséder « des compétences financières » (c'est-à-dire avoir la capacité de lire et de comprendre un jeu d'états financiers qui présentent des questions comptables d'une ampleur et d'un degré de complexité comparables, dans l'ensemble, à celles de la Fiducie et dont on peut raisonnablement croire qu'elles seront soulevées lors de la lecture des états financiers de la Fiducie).

3. Le conseil peut nommer les membres du comité et peut, à tout moment, destituer ou remplacer un membre du comité et combler un poste à pourvoir au comité.

4. Sauf si le conseil a nommé un président du comité, les membres du comité peuvent élire un président parmi eux.

5. Le secrétaire général de la Société est le secrétaire du comité, sauf si le comité en décide autrement.

6. La majorité des membres du comité, présents à la réunion ou y participant par téléphone ou par un autre moyen de télécommunications permettant à toutes les personnes qui participent à la réunion de parler entre elles et d'être entendues, constitue le quorum.

7. Le comité peut consulter les dirigeants et employés de la Fiducie ainsi que les vérificateurs externes de la Fiducie et avoir accès à l'information sur la Fiducie, selon ce qu'il juge nécessaire ou souhaitable pour accomplir ses devoirs et s'acquitter de ses responsabilités.

8. Les réunions du comité se déroulent de la façon suivante :

   a) le comité se réunit au moins quatre fois par année aux moments et aux endroits que le président du comité peut déterminer. Les vérificateurs externes ou tout membre du comité peuvent demander une réunion du comité;

b) les vérificateurs externes sont convoqués à toutes les réunions du comité et ont le droit d'assister à celles-ci;

c) les représentants de la direction suivants sont invités à assister à toutes les réunions, sauf les sessions de la haute direction et les sessions privées avec les vérificateurs externes :

Président et chef de la direction
Chef des finances
Chef de l'exploitation
Contrôleur
Secrétaire général

d) d'autres représentants de la direction peuvent également être invités à assister aux réunions s'il y a lieu.

9. Les vérificateurs externes relèvent directement du comité et ceux-ci ainsi que les vérificateurs internes (le cas échéant) peuvent communiquer directement avec le comité par l'entremise de son président et passer outre la direction s'ils le jugent approprié. Le comité, par l'entremise de son président, peut communiquer directement avec tout employé de la Fiducie s'il le juge nécessaire, et tout employé peut soumettre au comité une question portant sur des opérations ou des pratiques financières irrégulières, illégales ou douteuses.

10. Le comité peut engager, aux frais de la Fiducie, des experts ou des consultants en comptabilité ou des conseillers juridiques particuliers ou tout autre expert ou consultant qu'il juge nécessaires pour accomplir ses devoirs et établir et verser la rémunération de tout conseiller ainsi engagé. Le comité doit aviser le président du comité de gouvernance d'entreprise chaque fois que les services d'un consultant indépendant sont requis.

D. RÔLES ET RESPONSABILITÉS

1. Les devoirs et responsabilités généraux du comité sont les suivants :

a) aider le conseil à s'acquitter de ses responsabilités en ce qui a trait aux principes comptables, aux pratiques de présentation de l'information et aux contrôles internes de la Fiducie et à l'approbation des états financiers consolidés trimestriels et annuels ainsi que du rapport de gestion de la Fiducie;

b) établir et maintenir une ligne de communication directe avec les vérificateurs internes (le cas échéant) et les vérificateurs externes de la Fiducie et évaluer leur rendement;

c) veiller à ce que la direction de la Fiducie ait conçu, mis en œuvre et maintienne un système efficace de contrôles financiers internes et de contrôles et de méthodes de divulgation de l'information;

d) passer en revue périodiquement la politique d'approbation préalable des services de vérification et des services non liés à la vérification et recommander au conseil toute modification qu'il juge appropriée;

e) évaluer périodiquement le besoin de confier à des tiers indépendants les fonctions de vérification interne ou de créer un service de vérification interne;

f) aider le conseil à s'acquitter de ses responsabilités relativement à l'évaluation et à la présentation de l'information concernant les réserves de pétrole et de gaz et les activités pétrolières et gazières et à l'approbation et au dépôt de tous les rapports et relevés requis à cet égard;

g) recevoir les plaintes et examiner les plaintes reçues aux termes de la politique de dénonciation de la Fiducie, surveiller les enquêtes et la résolution des préoccupations et orienter le processus d'enquête, passer en revue périodiquement cette politique et recommander au conseil les changements qu'il juge appropriés;

h) présenter régulièrement un compte rendu au conseil de l'exécution de ses devoirs et responsabilités;

i) cerner les principaux risques qui pourraient avoir une incidence sur l'information financière de la Fiducie et surveiller leur gestion;

j) passer en revue et approuver la politique d'embauche de la Fiducie concernant les associés et employés qui sont ou ont été à l'emploi des vérificateurs externes actuels ou passés de la Fiducie.

2. Les devoirs et responsabilités du comité qui se rapportent aux vérificateurs externes sont les suivants :

a) assumer directement la surveillance du travail des vérificateurs externes engagés pour dresser ou émettre un rapport des vérificateurs ou pour effectuer d'autres services de vérification, d'examen ou de certification pour la Fiducie, y compris la résolution de différends entre la direction et les vérificateurs externes au sujet de la présentation de l'information financière;

b) recommander au conseil une firme de vérificateurs externes qui sera être élue par les porteurs de parts de la Fiducie, et surveiller et vérifier l'indépendance des vérificateurs externes;

c) examiner et approuver les honoraires et l'étendue des services de vérification et autres services connexes rendus par les vérificateurs externes et le moment où ces services sont exécutés;

d) examiner le plan de vérification des vérificateurs externes avant le début de la vérification;

e) examiner avec les vérificateurs externes, lorsque leur vérification est terminée, les éléments suivants :

   i) le contenu de leur rapport;

   ii) l'étendue et la qualité du travail de vérification effectué;

   iii) les compétences des employés de la Fiducie chargés de la vérification et des finances;

   iv) la collaboration obtenue de la part des employés de la Fiducie pendant la vérification;

   v) les ressources internes utilisées;

   vi) les transactions importantes réalisées à l'extérieur des affaires courantes de la Fiducie;

   vii) les recommandations ou rajustements proposés importants en vue d'améliorer les contrôles comptables internes, les principes comptables et les systèmes de gestion;

   viii) les services non liés à la vérification fournis par les vérificateurs externes, qui ont été approuvés au préalable aux termes de la politique d'approbation préalable des services de vérification et des services non liés à la vérification;

f) analyser avec les vérificateurs externes la qualité et non seulement l'acceptabilité des principes comptables de la Fiducie;

g) examiner toute question non résolue entre la direction et les vérificateurs externes, qui pourrait toucher l'information financière ou les contrôles internes de la Fiducie;

h) mettre en œuvre des structures et des méthodes visant à s'assurer que le comité se réunit régulièrement avec les vérificateurs externes en l'absence de la direction.

3. Les devoirs et responsabilités du comité ayant trait aux méthodes de contrôle interne de la Fiducie sont les suivants :

a) examiner le caractère approprié et l'efficacité des politiques et des méthodes commerciales de la Fiducie qui ont un effet sur l'intégrité financière de la Fiducie, y compris celles en matière de certification, de comptabilité, de systèmes et services d'information, de contrôles financiers, de rapports de la direction et de gestion du risque;

b) examiner la conformité aux termes de la politique sur le code de conduite des affaires de la Fiducie avec les questions traitées dans la politique qui influent sur l'intégrité financière de la Fiducie, passer en revue périodiquement cette politique et recommander au conseil les modifications que le comité exige appropriées;

c) passer en revue périodiquement la procédure de vérification et financière de la Fiducie et la mesure dans laquelle les recommandations faites par le personnel chargé de la comptabilité interne ou par les vérificateurs externes ont été mises en application.

4. Le comité est également responsable de faire ce qui suit :

a) examiner les états financiers annuels, le rapport de gestion, la notice annuelle et les communiqués de presse sur les bénéfices annuels de la Fiducie avant que celle-ci ne les rende publics et recommander au conseil d'approuver ces documents;

b) examiner et approuver les états financiers intermédiaires et le rapport de gestion intermédiaire de la Fiducie, y compris l'effet des éléments exceptionnels, les changements aux principes comptables et les estimations et en faire un compte rendu au conseil, ainsi que les communiqués de presse sur les bénéfices intermédiaires de la Fiducie avant que celle-ci ne les rende publics;

c) examiner et approuver les parties financières des documents suivants :

i) le rapport annuel aux porteurs de parts;

ii) la notice annuelle;

iii) les prospectus;

iv) les autres rapports publics nécessitant l'approbation du conseil;

v) les communiqués de presse connexes,

et faire un compte rendu au conseil de ces activités;

d) examiner les dépôts et décisions réglementaires se rapportant aux états financiers consolidés de la Fiducie;

e) examiner le caractère adéquat des politiques et procédures utilisées pour dresser les états financiers consolidés de la Fiducie et autres documents d'information requis, et examiner les recommandations de changements importants devant être apportés à ces politiques;

f) examiner l'intégrité des états financiers consolidés de la Fiducie et en faire un compte rendu;

g) examiner les procès-verbaux des réunions du comité de vérification de toute filiale de la Fiducie;

h) examiner avec la direction, les vérificateurs externes et, s'il y a lieu, les conseillers juridiques, tout litige, toute réclamation ou autre éventualité, y compris les cotisations fiscales qui pourraient avoir un effet important sur la situation financière ou les résultats d'exploitation de la Fiducie et la manière dont ces questions ont été présentées dans les états financiers consolidés;

i) examiner la conformité de la Fiducie avec les exigences réglementaires et obligations légales relativement aux états financiers, aux questions d'ordre fiscal et à la divulgation de faits importants;

j) élaborer un calendrier d'activités qui seront réalisées par le comité au cours de l'année suivante relativement aux devoirs et responsabilités du comité énoncés dans la présente charte et présenter le calendrier dans un format approprié au conseil d'administration dans un délai raisonnable après chaque assemblée générale annuelle des porteurs de parts.

5. Les devoirs et responsabilités du comité qui se rapportent aux estimations des réserves de pétrole et de gaz de la Fiducie sont les suivants :

a) examiner, à une fréquence raisonnable, la procédure de la Fiducie relativement à la publication d'information concernant les activités pétrolières et gazières, y compris la procédure visant à se conformer aux exigences et restrictions en matière de présentation de l'information en vertu de l'ensemble des lois, des règles, des règlements et des instructions générales applicables, y compris le Règlement 51-101 et ses modifications;

b) examiner la nomination de la firme d'ingénierie indépendante chargée d'évaluer les réserves de la Fiducie et, dans le cas d'une modification proposée à cet égard, déterminer les motifs de la proposition et s'il existe des différends entre l'évaluateur de réserves nommé et la direction de la Fiducie;

c) examiner, à une fréquence raisonnable, la procédure de la Fiducie relativement à la transmission de renseignements à l'évaluateur de réserves;

d) avant de recommander l'approbation du relevé sur les données relatives aux réserves et du rapport de l'évaluateur de réserves et leur dépôt conformément à l'ensemble des lois, des règles, des règlements et des instructions générales applicables, y compris le Règlement 51-101 et ses modifications, se réunir avec la direction et l'évaluateur de réserves dans les buts suivants :

   i) déterminer s'il existe des restrictions empêchant l'évaluateur de réserves d'établir son rapport sur les données relatives aux réserves sans condition;

   ii) examiner les données relatives aux réserves et le rapport de l'évaluateur de réserves;

e) examiner et analyser les éléments suivants avec le conseil et lui formuler des recommandations à cet égard :

   i) l'approbation du contenu du relevé sur les réserves et le dépôt de ce relevé;

   ii) le dépôt du rapport de l'évaluateur de réserves;

   iii) le contenu du rapport de la direction et des administrateurs et le dépôt de ce rapport;

tel qu'il est requis ou prescrit par l'ensemble des lois, des règles, des règlements et des instructions générales applicables, y compris le Règlement 51-101 et ses modifications.

E. EXAMEN ET ÉVALUATION ANNUELS

Le comité doit examiner et évaluer annuellement son rendement, y compris la conformité avec la présente charte ainsi que ses rôles, devoirs et responsabilités, et présenter son rapport au conseil d'administration.

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[i] 1.4 **Signification de indépendance --**

1) Un membre du comité de vérification est indépendant s'il n'a pas de relation importante, directe ou indirecte, avec l'émetteur.

2) Pour l'application du paragraphe 1), une relation importante s'entend d'une relation dont le conseil d'administration pourrait raisonnablement s'attendre à ce qu'elle nuise à l'indépendance du jugement d'un membre du comité.

3) Malgré le paragraphe 2), les personnes physiques suivantes sont considérées comme ayant une relation importante avec un émetteur :

   a) une personne physique qui est ou a été au cours des trois dernières années membre de la haute direction ou salarié de l'émetteur;

   b) une personne physique dont un membre de la famille immédiate est ou a été au cours des trois dernières années membre de la haute direction de l'émetteur;

   c) une personne physique qui, à l'égard de la société qui est le vérificateur interne ou externe de l'émetteur, remplit l'une des conditions suivantes :

      i) elle est un associé;

      ii) elle est un salarié;

      iii) elle a été un associé ou un salarié au cours des trois dernières années et a participé personnellement à la vérification de l'émetteur durant cette période;

   d) une personne physique dont le conjoint, son enfant mineur ou l'enfant mineur de son conjoint, ou encore son enfant ou l'enfant de son conjoint qui partage sa résidence, qu'il soit mineur ou non qui, à l'égard de la société qui est le vérificateur interne ou externe de l'émetteur remplit l'une des conditions suivantes :

      i) il est un associé;

      ii) il est un salarié qui participe aux activités de vérification, de certification ou de conformité fiscale, mais non de planification fiscale;

      iii) il a été un associé ou un salarié au cours des trois dernières années et a participé personnellement à la vérification de l'émetteur durant cette période;

   e) une personne physique qui est ou a été, ou dont un membre de la famille immédiate est ou a été, membre de la haute direction d'une entité au cours des trois dernières années, si l'un des membres de la haute direction actuels de l'émetteur fait partie ou a fait partie durant cette période du comité de rémunération de l'entité;

   f) une personne physique qui a reçu, ou dont un membre de la famille immédiate de celui-ci agissant à titre de membre de la haute direction de l'émetteur à reçu plus de 75 000 $ par an comme rémunération directe de l'émetteur sur une période de 12 mois au cours des trois dernières années.

4) Malgré le paragraphe 3), une personne physique n'est pas considérée comme ayant une relation importante avec l'émetteur dans les cas suivants :

   a) si cette relation a pris fin avant le 30 mars 2004;

   b) cette relation, si elle existe parce que la personne est considérée comme ayant une relation importante en vertu du présent article avec la société mère et la filiale de l'émetteur, a pris fin avant le 30 juin 2005.

5) Pour l'application des sous-paragraphes c) et d) du paragraphe 3), un associé ne comprend pas un associé à revenu fixe n'ayant pas d'autres droits dans la société qui est le vérificateur interne ou externe que celui de recevoir des montants fixes à titre de rémunération, y compris des rémunérations différées, pour des services antérieurs auprès de cette société, si la rémunération n'est subordonnée d'aucune façon à la continuation des services.

6) Pour l'application du sous-paragraphe f) du paragraphe 3), la rémunération directe ne comprend pas les éléments suivants :

a) la rémunération gagnée à titre de membre du conseil d'administration de l'émetteur ou d'un comité du conseil d'administration;

b) la réception de montants fixes à titre de rémunération dans le cadre d'un plan de retraite, y compris les rémunérations différées, pour des services antérieurs auprès de l'émetteur, si la rémunération n'est subordonnée d'aucune façon à la continuation des services.

7) Malgré le paragraphe 3), une personne n'est pas considérée comme ayant une relation importante avec un émetteur uniquement pour les motifs suivants :

a) elle ou un membre de la famille immédiate de celle-ci a rempli antérieurement les fonctions de chef de la direction par intérim;

b) elle ou un membre de la famille immédiate de celle-ci remplit ou a rempli antérieurement à temps partiel les fonctions de président ou de vice-président du conseil d'administration ou d'un comité du conseil d'administration.

8) Pour l'application du présent article, l'émetteur comprend ses filiales et sa société mère.

1.5 Autres conditions d'indépendance

1) Malgré l'article 1.4, est considérée comme ayant une relation importante avec l'émetteur la personne physique qui remplit l'une des conditions suivantes :

a) elle accepte, directement ou indirectement, des honoraires de consultation, de conseil ou d'autres honoraires de l'émetteur ou d'une filiale de l'émetteur, à l'exception de la rémunération reçue à titre de membre du conseil d'administration ou d'un comité du conseil d'administration, ou à titre de président ou de vice-président à temps partiel du conseil d'administration ou d'un comité du conseil d'administration;

b) elle est membre du même groupe que l'émetteur ou que l'une de ses filiales.

2) Pour l'application du paragraphe 1), l'acception indirecte par une personne d'honoraires de consultation, de conseil ou d'autres honoraires comprend l'acceptation d'une rémunération;

a) par son conjoint, son enfant mineur ou l'enfant mineur de son conjoint, ou encore par son enfant ou l'enfant de son conjoint qui partage sa résidence, qu'il soit mineur ou non;

b) par une entité qui fournit des services comptables, de consultation, juridiques, de financement ou de conseil financier à l'émetteur ou à une filiale de l'émetteur et dont est elle associé, membre, membre de la direction, par exemple un directeur général occupant un poste comparable, ou encore membre de la haute direction, à l'exception des commanditaires, des associés non directeurs et des personnes qui occupent des postes analogues, pour autant que, dans chaque cas, ils n'aient pas de rôle actif dans la prestation de services à l'entité.

3) Pour l'application du paragraphe 1), les honoraires ne comprennent pas la réception de montants fixes à titre de rémunération dans le cadre d'un plan de retraite, y compris les rémunérations différées, pour des services antérieurs auprès de l'émetteur, si la rémunération n'est subordonnée d'aucune façon à la continuation des services.

[ii] 3.5 Comité des réserves

1) Le conseil d'administration de l'émetteur assujetti peut déléguer les responsabilités prévues à l'article 3.4 à un comité du conseil d'administration à la condition que la majorité des membres du comité remplissent les conditions suivantes :

a) il s'agit de personnes physiques qui ne sont pas et n'ont pas été au cours des 12 derniers mois :

i) un dirigeant ou un employé de l'émetteur assujetti ou d'un membre du même groupe que l'émetteur assujetti;

ii) un porteur détenant en propriété véritable 10 % ou plus des titres comportant droit de vote en circulation de l'émetteur assujetti;

iii) un parent d'une personne visée à la disposition i) ou ii) qui partage la résidence de celle-ci;

b) ils n'ont aucun lien professionnel ou autre qu'une personne raisonnable pourrait juger susceptible d'entraver leur indépendance.

2) Malgré le paragraphe 1), le conseil d'administration de l'émetteur assujetti ne doit pas déléguer la responsabilité prévue au sous-paragraphe e) de l'article 3.4 d'approuver le contenu ou le dépôt des relevés et rapports.